[redacted]

08001186

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Italian Thai Development Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAR 14 2008

THOMSON FINANCIAL

FILE NO. 82- 04299 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/11/08

082-04299

ARIS
12-31-07

Grant Thornton

Financial statements and auditors' report

Italian-Thai Development Public Company Limited and Subsidiaries

31 December 2007



Grant Thornton

REPORT OF THE INDEPENDENT AUDITOR

Grant Thornton Limited
18th Floor Capital Tower
All Seasons Place
87/1 Wireless Road Lumpini
Pathumwan Bangkok 10330 Thailand

T +66 2 205 8222
F +66 2 654 3339
www.grantthornton.co.th

To the Shareholders of Italian-Thai Development Public Company Limited

I have audited the accompanying consolidated balance sheet as at 31 December 2007 of Italian-Thai Development Public Company Limited and subsidiaries, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. I have also audited the separate balance sheet as at 31 December 2007 of Italian-Thai Development Public Company Limited, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audit. I did not audit the financial statements of two overseas project offices, two overseas branches, two overseas subsidiaries and five overseas joint ventures, with total assets as at 31 December 2007 of Baht 14,897 million and total revenues for the year then ended amounting of Baht 12,835 million. Such total assets and revenues as included in the consolidated and separate financial statements were based on financial statements audited by other auditors whose reports have been furnished to me. My report, in so far as it relates to those overseas project offices, branches, subsidiary and joint ventures, are based on the reports of those other auditors. The consolidated and separate financial statements for the year ended 31 December 2006 of Italian-Thai Development Public Company Limited and subsidiaries (before restatement), were audited by another auditor who reported, under her report dated 1 March 2007, expressed a qualified opinion thereon with an exception on the effect of overseas project offices in India that financial statements have not been audited by

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other auditors, and with emphasis on 1) uncertainty as to the Company's collectibility of receivable from a debtor who has been in the process of debt restructuring and the Company's contingent liabilities for the guarantee of a Special Purpose Vehicle Company's debts, 2) the notification from The National Assets Examination Committee to investigate the Company involvement in the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and 3) the Company's investment in a potash mining project which the concession is still being processed from the government. She also emphasized that she did not audit the financial statements of an overseas project office, an overseas subsidiary and two overseas joint ventures, which are included in the consolidated financial statements, with total assets as at 31 December 2006 of Baht 1,651 million and total revenues for the year then ended amounting to Baht 1,370 million. In addition, the separate financial statements as at 31 December 2006 include investments in the aforesaid entities accounted for under the equity method amounting to Baht 63 million and share of loss from investments accounted for under the equity method for the year then ended amounting to Baht 1,058 million. The financial statements of the above overseas project office, subsidiary and joint ventures were audited by other auditors, whose reports have been submitted to her, and her opinion, in so far as it relates to the amounts of the various transactions of those entities included in the consolidated and separate financial statements, was based on the reports of those other auditors. (An auditor of the overseas project office expressed a qualified audit opinion on the project office's audited financial statements. She has considered and adjusted the effects of the subject matter based on the information in the audited financial statements as reported by such other auditor).

Grant Thornton

Except for the matters discussed in the third paragraph, I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit, together with the reports of the other auditors discussed in the first paragraph, provides a reasonable basis for my opinion.

Based on the report of other auditor of an overseas subsidiary and joint venture, trade accounts receivable of subsidiary as at 31 December 2007 include variation claims of Baht 359 million recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the Company of Baht 139 million. However, the total amount has still been challenged by the customer. Trade accounts receivable of such subsidiary and joint venture as at 31 December 2007 also include Baht 370 million billed for interim work for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the Company and joint venture's business, management is unable to determine the age of such bills. Currently, the Company and joint venture is rectifying the situation to make the collection.

Based on my audit and the reports of other auditors, except for the effects on the consolidated financial statements for the year ended 31 December 2007, the impact (which may occur and cannot presently be determined) of the matter discussed in the third paragraph which depends on the judicial process and the certification of work done by the subsidiary company and joint venture in the future for which other auditor was unable to assess due to a scope limitation imposed by circumstance, the financial statements referred to above present fairly, in all materials respects, the consolidated financial position as at 31 December 2007 and the consolidated results of operations and cash flows for the year then ended of Italian-Thai Development Public Company Limited and subsidiaries, and the separate financial position as at 31 December 2007

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and the results of operations and cash flows for the year then ended of Italian-Thai Development Public Company Limited in conformity with generally accepted accounting principles.

Without modifying my opinion above, I draw attention to the followings:

1) As disclosed in Note 4 to the financial statements, effective 1 January 2007, the Company changed its accounting policy to account for investments in subsidiary and associated companies and joint ventures, from the equity method to the cost method, by making retroactive adjustments to its separate financial statements for the previous year, shown for comparative purpose, as if it had consistently accounted for its investments by the cost method. I have audited the adjustments from the change in accounting policy and noted that they have been properly made.

2) As disclosed in Note 41 to the financial statements, at the beginning of 2007 the Company and a local joint venture received a letter from The National Assets Examination Committee (NAEC) informing the appointment of the inspection subcommittee and inspection authority to investigate the facts on the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and the inspection for cracks on the runways and taxiways at Suvarnabhumi Airport. The Company so far has not received any claim for damages. The management believes that the Company does not have to be responsible for any damage.

3) As disclosed in Note 14 to the financial statements, the Company has investment in a potash mining project of Baht 3,236 million that the concession for the project is being processed from the government. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned. The management of the Company believes that there will not be any impairment in the value of investment.

MR. SOMCKID TIATRAGUL
Certified Public Accountant
Registration No. 2785

Bangkok, Thailand
29 February 2008

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2007 AND 2006

(Unit : Thousand Baht)

	Notes	CONSOLIDATED 2007	CONSOLIDATED 2006	SEPARATE F/S 2007	SEPARATE F/S 2006 (Restated)
ASSETS					
CURRENT ASSETS					
Cash and deposits with banks	6	2,969,513	3,312,272	1,188,599	1,878,076
Restricted deposits with banks	7	633,527	610,821	554,824	607,563
Short - term investments		467	40,022	-	-
Trade accounts receivable - unrelated parties - net	8	5,882,996	7,052,591	2,920,115	3,675,448
Trade accounts receivable - related parties - net	9	1,289,470	1,108,069	1,881,962	1,210,925
Short-term loans and advances to related parties - net	10	6,594	52,948	1,556,240	1,217,898
Earned revenues not yet billed		11,927,420	9,554,208	5,687,040	5,420,146
Current portion of retentions receivable		1,525,881	1,644,127	1,105,230	1,278,292
Inventories - net	11	3,218,245	2,759,739	1,354,013	1,487,660
Other current assets					
Income tax withheld at sources		1,496,000	1,471,158	972,984	1,024,608
Refundable value added tax		206,233	43,879	3,884	-
Advances for machinery, material purchase, and land awaiting development		887,402	396,165	322,793	117,228
Current portion of receivable from sale of land		6,222	86,465	-	-
Others		299,957	203,532	144,950	84,036
Total Current Assets		30,349,927	28,335,996	17,692,634	18,001,880
NON - CURRENT ASSETS					
Promissory notes receivable	12	682,231	-	682,231	-
Retentions receivable - net of current portion		57,891	148,079	-	-
Advances to subcontractors		182,213	430,470	48,198	200,937
Investments in subsidiary, associated companies, and joint ventures - net	13.1	249,824	171,733	7,804,765	6,028,379
Other long - term investments - net	13.2	1,410,604	1,445,923	1,379,369	1,415,496
Investment in potash mining project	14	3,236,149	3,236,149	-	-
Investment cost lower than net book value of subsidiaries		(10,036)	(10,036)	-	-
Long - term loans and advances to related parties - net	15	185,136	67,921	1,168,972	1,393,334
Loan to unrelated parties	16	157,659	143,440	155,714	143,440
Land held for sale and development	17	673,159	441,779	-	-
Property, plant and equipment - net	18	15,006,526	15,240,158	10,150,728	10,653,909
Deferred charges		18,147	80,036	-	-
Goodwill - net	19	500,086	514,224	-	-
Other non - current assets		285,116	407,410	76,788	115,692
Total Non - Current Assets		22,634,705	22,317,286	21,466,765	19,951,187
TOTAL ASSETS		52,984,632	50,653,282	39,159,399	37,953,067

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2007 AND 2006

(Unit : Thousand Baht)

	Notes	CONSOLIDATED 2007	CONSOLIDATED 2006	SEPARATE F/S 2007	SEPARATE F/S 2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and short - term loans from financial institutions	20	5,317,928	8,368,858	3,493,462	6,101,453
Current portion of liabilities under trust receipts		261,560	344,544	109,980	291,330
Trade accounts payable - unrelated parties		6,684,477	7,080,066	3,744,453	4,347,571
Receipts in excess of contract work in progress		869,603	782,951	869,603	606,557
Trade accounts payable - related parties	21	1,497,295	1,398,660	1,356,395	959,425
Short-term loans and advances from related parties	22	449,829	953,393	-	-
Current portion of advances from customers under construction contracts		3,639,215	2,719,962	2,079,742	2,447,835
Current portion of hire purchases payable	23	385,188	403,522	363,526	396,799
Current portion of long-term loans	24	1,689,872	869,020	1,149,269	526,608
Current portion of debentures	25	1,055,627	-	1,055,627	-
Other current liabilities					
Income tax payable		112,600	32,949	4,379	1,850
Value added tax payable		-	-	-	28,265
Accrued expenses		1,505,211	1,232,093	359,929	454,601
Current portion of reserve for project expenses		25,508	48,342	25,508	48,342
Current portion of allowance on contingent liabilities		337,304	-	337,304	-
Advance from customer for land purchase		206,887	224,908	-	-
Accounts payable to related party - for purchase of investment		62,484	62,484	56,809	56,809
Retentions payable		521,436	484,950	369,668	283,108
Loan from directors	28	181,907	2,669	-	-
Others		692,900	478,922	208,657	283,875
Total Current Liabilities		25,496,831	25,488,293	15,584,311	16,834,428
NON - CURRENT LIABILITIES					
Liabilities under trust receipts - net of current portion		23,732	36,632	23,732	36,632
Advances from customers under construction contracts - net of current portion		1,538,846	3,453,918	482,327	1,909,554
Hire - purchases payable - net of current portion	23	497,736	621,678	470,261	608,033
Long-term loans - net of current portion	24	5,873,500	1,971,472	4,954,768	718,698
Debentures - net	25	704,565	1,755,464	704,565	1,755,464
Reserve for project expenses - net of current portion		4,900	30,408	4,900	30,408
Deferred gain on transferring assets to special purpose vehicle	34.1	229,574	229,574	229,574	229,574
Allowance for contingent liabilities - net of current portion	34.1	1,025,217	1,331,628	1,025,217	1,331,628
Allowance for loss on construction project	26	567,160	696,370	567,160	696,370
Other non - current liabilities		205,236	55,787	162,693	55,787
Total Non - Current Liabilities		10,670,466	10,182,931	8,625,197	7,372,148
TOTAL LIABILITIES		36,167,297	35,671,224	24,209,508	24,206,576

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2007 AND 2006

(Unit : Thousand Baht)

		CONSOLIDATED		SEPARATE F/S	
		2007	2006	2007	2006
	Notes				(Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
Share capital - ordinary share at Baht 1 par value					
Registered, issued and fully paid up					
4,193,678,180 shares		4,193,678	4,193,678	4,193,678	4,193,678
Share premium		5,515,363	5,515,363	5,515,363	5,515,363
Unrealised gain on changes in value of investments		75,363	154,944	224,077	271,689
Translation adjustments for foreign currency financial statements		52,841	(31,742)	32,657	41,765
Surplus on dilution of investment in subsidiary company		149,586	-	-	-
Retained earnings					
Appropriated - statutory reserve	32	427,373	390,369	419,368	382,364
Unappropriated		5,352,990	4,379,260	4,564,748	3,341,632
Equity attributable to the Company's shareholders		15,767,194	14,601,872	14,949,891	13,746,491
Minority interests - Equity attributable to minority					
shareholders of subsidiaries		1,050,141	380,186	-	-
Total Shareholders' Equity		16,817,335	14,982,058	14,949,891	13,746,491
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		52,984,632	50,653,282	39,159,399	37,953,067

_______________ Director

_______________ Director

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

(Unit : Thousand Baht)

	Notes	CONSOLIDATED 2007	CONSOLIDATED 2006	SEPARATE F/S 2007	SEPARATE F/S 2006 (Restated)
REVENUES	28				
Revenues from construction work		45,622,502	39,816,915	29,315,696	26,089,434
Dividend income and shares of profit from the joint ventures		-	-	220,868	296,549
Interest income		52,750	75,137	74,297	75,345
Others		836,366	566,473	730,442	378,453
Total Revenues		46,511,618	40,458,525	30,341,303	26,839,781
EXPENSES	28				
Cost of construction work		42,439,204	37,770,207	27,247,822	25,060,808
Provision for loss on construction project	26	12,660	706,275	12,660	706,275
Administrative expenses		1,338,995	1,441,120	806,492	824,971
Loss on exchange rate		164,665	117,151	135,648	160,518
Total Expenses		43,955,524	40,034,753	28,202,622	26,752,572
Income from Operations		2,556,094	423,772	2,138,681	87,209
Reversal of allowance (allowance) for doubtful accounts		41,886	(229,460)	(57,296)	(172,940)
Reversal of allowance for impairment of investments		-	63,639	-	63,639
Loss on impairment of investments		(23,601)	(31,993)	(23,601)	(31,993)
Loss on contingent liabilities		(30,893)	(938,552)	(30,893)	(938,552)
Share of profit (loss) from investments accounted for by equity method - net		(7,249)	7,819	-	-
Loss on sales of receivables		-	(368,321)	-	(368,321)
Income (loss) before Interest Expense and Income Tax		2,536,237	(1,073,096)	2,026,891	(1,360,958)
Interest expense		(1,298,561)	(955,824)	(765,064)	(595,484)
Income tax	29	(163,370)	(68,242)	(1,707)	-
Income (loss) after Income Tax		1,074,306	(2,097,162)	1,260,120	(1,956,442)
Minority Interests in Net Income		(63,572)	(48,380)	-	-
NET INCOME (LOSS) FOR THE YEAR		1,010,734	(2,145,542)	1,260,120	(1,956,442)
BASIC EARNINGS PER SHARE					
Net income (loss) (Baht per share)		0.24	(0.51)	0.30	(0.47)
Weighted average number of ordinary shares					
(Unit : Thousand shares)		4,193,678	4,193,678	4,193,678	4,193,678

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

(Unit: Thousand Baht)

	Issued and paid-up share capital	Share premium	Unrealised gain on changes in value of investments	Translation adjustment for foreign currency financial statements	Surplus on dilution of investment in subsidiary company	Retained earnings		Minority interests	Total
						Statutory reserve	Unappropriated		
CONSOLIDATED									
Balance - as at 1 January 2006	4,193,678	5,515,363	7,380	7,323	-	388,897	6,777,895	280,644	17,171,180
Unrealised gain on changes in value of investments	-	-	147,564	-	-	-	-	-	147,564
Translation adjustment for foreign currency financial statements	-	-	-	(39,065)	-	-	-	(3,805)	(42,870)
Net loss for the year	-	-	-	-	-	-	(2,145,542)	-	(2,145,542)
Transferred to statutory reserve	-	-	-	-	-	1,472	(1,472)	-	-
Dividend payments	-	-	-	-	-	-	(251,621)	-	(251,621)
Increase in minority interests in new subsidiaries during the year	-	-	-	-	-	-	-	64,775	64,775
Minority interests in net profit for the year	-	-	-	-	-	-	-	48,380	48,380
Dividend for minority interests	-	-	-	-	-	-	-	(9,808)	(9,808)
Balance - as at 31 December 2006	4,193,678	5,515,363	154,944	(31,742)	-	390,369	4,379,260	380,186	14,982,058
Balance - as at 1 January 2007	4,193,678	5,515,363	154,944	(31,742)	-	390,369	4,379,260	380,186	14,982,058
Unrealised loss on changes in value of investments	-	-	(79,581)	-	-	-	-	-	(79,581)
Translation adjustment for foreign currency financial statements	-	-	-	84,583	-	-	-	8,695	93,278
Net income for the year	-	-	-	-	-	-	1,010,734	-	1,010,734
Transferred to statutory reserve	-	-	-	-	-	37,004	(37,004)	-	-
Surplus on dilution of investment in subsidiary company	-	-	-	-	149,586	-	-	-	149,586
Minority interests in net profit for the year	-	-	-	-	-	-	-	63,572	63,572
Minority interests increase from share increment of subsidiary company	-	-	-	-	-	-	-	607,496	607,496
Dividend for minority interests	-	-	-	-	-	-	-	(9,808)	(9,808)
Balance - as at 31 December 2007	4,193,678	5,515,363	75,363	52,841	149,586	427,373	5,352,990	1,050,141	16,817,335

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

(Unit: Thousand Baht)

	Notes	Issued and paid-up share capital	Share premium	Unrealised gain on changes in value of investments	Translation adjustment for foreign currency financial statements	Retained earnings: Statutory reserve	Retained earnings: Unappropriated	Total
SEPARATE F/S								
Balance - as at 1 January 2006 - as previously reported		4,193,678	5,515,363	7,380	(32,385)	382,364	6,784,428	16,850,828
Adjustments for cumulative effects of the change in accounting policy	4	-	-	137,156	(81,270)	-	(1,234,733)	(1,178,847)
Balance - as at 1 January 2006 - restated		4,193,678	5,515,363	144,536	(113,655)	382,364	5,549,695	15,671,981
Unrealised gain on changes in value of investments		-	-	127,153	-	-	-	127,153
Translation adjustment for foreign currency financial statements		-	-	-	155,420	-	-	155,420
Net loss for the year - restated		-	-	-	-	-	(1,956,442)	(1,956,442)
Dividend paid	27	-	-	-	-	-	(251,621)	(251,621)
Balance - as at 31 December 2006		4,193,678	5,515,363	271,689	41,765	382,364	3,341,632	13,746,491
Balance - as at 1 January 2007 - as previously reported		4,193,678	5,515,363	154,944	(31,742)	382,364	4,387,265	14,601,872
Adjustments for cumulative effects of the change in accounting policy	4	-	-	116,745	73,507	-	(1,045,633)	(855,381)
Balance - as at 1 January 2007 - restated		4,193,678	5,515,363	271,689	41,765	382,364	3,341,632	13,746,491
Unrealised loss on changes in value of investments		-	-	(47,612)	-	-	-	(47,612)
Translation adjustment for foreign currency financial statements		-	-	-	(9,108)	-	-	(9,108)
Net income for the year		-	-	-	-	-	1,260,120	1,260,120
Transferred to statutory reserve	32	-	-	-	-	37,004	(37,004)	-
Balance - as at 31 December 2007		4,193,678	5,515,363	224,077	32,657	419,368	4,564,748	14,949,891

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006 (Restated)
Cash flows from operating activities				
Net income (loss) for the year	1,010,734	(2,145,542)	1,260,120	(1,956,442)
Adjustments to reconcile net income (loss) to net cash provided from (used in) operating activities:-				
Unrealised gain on exchange rate	(2,854)	(40,965)	(1,731)	(52,825)
Share of income (loss) from investments accounted for under equity method	7,249	(7,819)	-	-
Dividend income and shares of profit from the joint ventures	-	-	(220,868)	(296,549)
Minority interests	63,572	48,380	-	-
Allowance (reversal of allowance) for doubtful accounts	(41,886)	229,460	57,297	172,940
Loss on impairment of investments	23,601	31,993	23,601	31,993
Depreciation and amortisation	2,003,551	1,655,336	1,253,958	1,103,797
Deferred charge	61,889	108,661	-	-
Goodwill amortisation	22,066	17,037	-	-
Amortisation of discount on debentures	4,727	1,236	4,727	1,236
Allowance for loss on construction project	12,660	706,275	12,660	706,275
Reversal of allowance for impairment of investments	-	(63,639)	-	(63,639)
Loss on sales of receivable	-	368,321	-	368,321
Allowances for asset impairments and contingent liabilities	30,893	938,552	30,893	938,552
Cash provide from operating actvities before changes in operating assets and liabilities	3,196,202	1,847,286	2,420,657	953,659
Decrease (increase) in operating assets:-				
Trade accounts receivable - unrelated parties	382,865	(924,316)	4,316	(1,266,835)
Trade accounts receivable - related parties	(195,354)	113,794	(718,892)	243,522
Loans and advances to related parties	(71,388)	(7,675)	(228,007)	86,009
Earned revenues not yet billed	(2,374,408)	(2,611,238)	(266,894)	(852,081)
Retentions receivable	208,220	207,493	173,026	238,867
Inventories and work in progress	(458,506)	(935,446)	133,647	(785,339)
Income tax withheld at sources	(24,842)	21,599	51,624	(105,967)
Refundable value added tax	(162,354)	198,133	(3,884)	-
Loans to unrelated parties	(19,717)	357,203	(17,772)	81,771
Advances to subcontractors	248,257	253,124	152,739	181,418
Advances for machine, material purchase and land awaiting development	(491,237)	(305,730)	(205,566)	(106,808)
Receivable from sale of land	80,243	518,760	-	-
Other current assets	(96,450)	104,164	(60,914)	28,964

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006 (Restated)
Cash flows from operating activities (Continued)				
Increase (decrease) in operating liabilities:				
Trade accounts payable - unrelated parties	(399,907)	454,961	(603,119)	459,792
Trade accounts payable - related parties	107,640	(68,599)	396,970	(145,108)
Receipt in excess of contract work in progress	86,652	327,231	263,046	389,626
Advances from customers under construction contracts	(995,581)	3,135,617	(1,795,278)	2,573,139
Income tax payable	79,651	-	2,529	-
Accrued expenses	273,119	734,909	(94,671)	64,280
Reserve for project expenses	(48,342)	(73,781)	(48,342)	(73,781)
Retentions payable	36,143	(14,259)	86,560	79,592
Value added tax payable	-	-	(28,265)	934
Advance from customer for land purchase	(18,021)	224,908	-	-
Other current liabilities	213,978	(334,423)	(75,218)	172,667
Other non - current liabilities	(21,390)	44,974	(34,964)	44,974
Net cash provided from (used in) operating activities	(464,527)	3,268,689	(496,672)	2,263,295
Cash flows from investing activities				
Decrease (increase) in cash at banks with maturity of more than three months and restricted deposits	(428,058)	187,309	(31,499)	172,851
Cash received (paid) for short - term investment	39,555	(40,022)	-	-
Increase in land held for sale and development	(42,950)	(366,734)	-	-
Increase in property, plant and equipment - net	(1,686,847)	(2,624,327)	(722,215)	(1,641,024)
Decrease (increase) in investment in subsidiary and associated companies	(99,069)	(16,049)	(1,610,101)	(3,150,099)
Cash received from dividend and share profit from joint venture	-	-	220,868	296,549
Decrease (increase) in other long - term investments	(54,134)	79,792	(27,386)	86,010
Cash paid for acquisition of investment in potash mining project	-	(3,236,149)	-	-
Translation adjustments on foreign currency financial statements	93,279	12,000	(9,108)	(9,262)
Decrease (increase) in other non - current assets	31,293	(348,199)	10,341	(38,628)
Net cash used in investing activities	(2,146,931)	(6,352,379)	(2,169,100)	(4,283,603)

The accompanying notes form an integral part of the financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006 (Restated)
Cash flows from financing activities				
Increase in bank overdrafts and short - term loans from				
financial institutions	419,070	3,549,850	862,009	2,858,576
Increase (decrease) in loans and advances from related parties	(503,564)	(24,487)	-	1,103
Increase (decrease) in long - term loans	1,252,880	416,081	1,388,731	(326,246)
Decrease in hire - purchases payable	(135,665)	(199,106)	(164,434)	(197,549)
Decrease in liabilities under trust receipts	(95,885)	(1,020,571)	(194,250)	(587,649)
Increase (decrease) in loans from directors	179,238	(3,515)	-	-
Cash received from additional share in subsidiaries from minorties	757,082	-	-	-
Cash receipt from issuance of debetures	-	1,754,228	-	1,754,228
Dividend payments	-	(251,621)	-	(251,621)
Diviend for minority interests	(9,808)	(9,808)	-	-
Net cash provided from financing activities	1,863,348	4,211,051	1,892,056	3,250,842
Net increase (decrease) in cash and cash equivalents	(748,110)	1,127,361	(773,716)	1,230,534
Cash and cash equivalents at beginning of year	3,312,272	2,125,285	1,878,076	613,056
Cash and cash equivalents at end of year (Note 6)	2,564,162	3,252,646	1,104,360	1,843,590
Supplemental cash flows information				
Cash paid during the year for:-				
Interest expense	1,368,695	1,041,461	755,799	584,990
Income tax	612,506	638,092	461,861	517,354
Non cash transactions:-				
Unrealised gain on changes in value of investments	(79,581)	147,564	(47,612)	147,564
Decrease in account receivable - unrelated parties	682,231	-	682,231	-
Increase in promissory note	(682,231)	-	(682,231)	-
Decrease in loan to related parties	-	-	173,985	-
Increase in investments subsidiary and associated companies	-	-	(173,985)	-

1. GENERAL INFORMATION

Italian - Thai Development Public Company Limited ("the Company") is incorporated and domiciles in Thailand. The Company is principally engaged in the construction business. The Company has 3 overseas branches and 2 project offices totaling 5 places. Its registered office address is 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

The information about the Company's employees and related expenses for the years ended 31 December 2007 and 2006 are as follows:

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Number of employees at the end of year (persons)	36,786	41,233	29,134	30,686
Employee costs for the year (million Baht)	6,290	5,851	5,092	4,482

2. BASIS OF FINANCIAL STATEMENT PREPARATION

The accompanying financial statements have been prepared in accordance with the generally accepted accounting principles issued under the Accounting Act B.E. 2543 and the Federation of Accounting Professions Act B.E. 2547 and the regulations promulgated by the Securities Exchange Commission and the Stock Exchange of Thailand concerning the preparation and disclosure of financial information under the Securities Exchange Act B.E. 2535.

During year 2007, the Federation of Accounting Professions has announced various amendments to accounting standards, which will be effective for the accounting periods beginning on or after 1 January 2008. The Company's management believes that there will be no significant impact to the Company relating to the revised accounting standards.

3. BASIS OF CONSOLIDATION

3.1 The consolidated financial statements include the financial statements of Italian-Thai Development Public Company Limited, its subsidiaries, and its jointly controlled joint ventures (applying the proportionate consolidated method) as follows : -

Name of Entity	Country of incorporation	Percentage investment by the Company	
		2007	2006
Overseas subsidiaries			
Myanmar ITD Co., Ltd.	Myanmar	99.99	99.99
PT. Thailindo Bara Pratama	Indonesia	99.99	99.99
ITD Cementation India Limited	India	69.57	80.48
Local subsidiaries			
Italian-Thai International Co., Ltd.	Thailand	99.99	99.99
Bhaka Bhumi Development Co., Ltd.	Thailand	99.99	99.99
Thai Pride Cement Co., Ltd.	Thailand	99.99	99.99
Sin Rae Muang Thai Co., Ltd.	Thailand	99.99	99.99
Nha Pralan Crushing Plant Co., Ltd.	Thailand	99.91	99.91
Siam Concrete and Brick Products Co., Ltd.	Thailand	99.70	99.70
Italthai Marine Ltd.	Thailand	86.96	86.96
Italthai Trevi Co., Ltd.	Thailand	80.45	80.45
Asian Steel Product Co., Ltd.	Thailand	69.90	69.90
Thai Maruken Co., Ltd.	Thailand	50.96	50.96
Italian Thai Land Co., Ltd.	Thailand	99.99	-
Khunka Palangthai Co., Ltd.	Thailand	61.48	-
Palit Palangngan Co., Ltd.	Thailand	74.93	-
Palang Thai Kaowna Co., Ltd.	Thailand	61.48	-
Italian Thai Power Co., Ltd.	Thailand	99.99	-
Saraburi Construction Technology Co., Ltd.	Thailand	99.99	-
Indirect overseas subsidiaries			
Italian-Thai Development (BVI) Co., Ltd.	British Virgin Islands	99.99	99.99
Servicescom Investment Ltd.	British Virgin Islands	99.99	99.99
Ayeyarwady Multitrade Co., Ltd.	Myanmar	99.99	99.99
ITD Cementation Projects India Limited	India	99.99	-
Indirect local subsidiaries			
Aquathai Co., Ltd.	Thailand	99.99	99.99
Sarithorn Co., Ltd.	Thailand	99.99	99.99
Southern Industries (1996) Co., Ltd.	Thailand	99.99	99.99

Name of Entity	Country of incorporation	Percentage investment by the Company	
		2007	2006
<u>Overseas joint ventures</u> (proportionate consolidation):			
ITD - NCC Joint Venture (NT-2)	Laos	60.00	60.00
ITD - EGC Joint Venture	Taiwan	55.00	55.00
Shimizu - ITD Joint Venture (2)	Laos	49.00	49.00
Shimizu - ITD Joint Venture	Bangladesh	40.00	40.00
Joint Venture Evergreen - Italian-Thai - PEWC	Taiwan	25.00	25.00
Joint Venture between Italian-Thai Development Plc. and ITD Cementation India Limited	India	20.00	20.00
ITD-Nawarat (L.L.C)	United Arab Emirates	60.00	60.00
ITD-ITDCEM JV	India	51.00	-
<u>Local joint ventures</u> (proportionate consolidation):			
ITD - VIS Joint Venture	Thailand	65.00	65.00
ITD - NSC Joint Venture	Thailand	50.50	50.50
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	Thailand	60.00	60.00
Joint Venture of Italian-Thai Development Plc. and Skanska Lundby Aktiebolag	Thailand	60.00	60.00
ITD - NCC Joint Venture	Thailand	51.00	51.00
IN Joint Venture	Thailand	51.00	51.00
ITO Joint Venture	Thailand	40.00	40.00
IOT Joint Venture	Thailand	40.00	40.00
ION Joint Venture	Thailand	39.00	39.00
IDS Joint Venture	Thailand	35.00	35.00
I.C.C.T. Joint Venture	Thailand	25.00	25.00
NWR, ITD, CNT & AS Joint Venture	Thailand	25.00	25.00

3.2 During the year 2007, there are significant changes as follows:

- The Company brought back shares of Italian – Thai Land Co., Ltd., Khun Ka Palang Thai Co., Ltd., Palit Palang Ngan Co., Ltd. and Palang Thai Kaowna Co., Ltd. from Special Purpose Vehicle (SPV).

- A subsidiary company invested 99.99% in a newly established ITD Cementation Projects India Limited.

- The Company invested in two new subsidiary companies, Italian Thai Power Co., Ltd and Saraburi Construction Technology Co., Ltd, to be engaged in the production of electricity and concrete construction materials, respectively, with registered share capital at Baht 100 million and Baht 1 million, respectively.

- The Company paid for the increase in share capital of Sin Rae Muang Thai Co., Ltd for 34.99 million shares at Baht 9.23 per share.

- Thai Pride Cement Co., Ltd. increased its share capital by Baht 100 million and called for paid-up the whole amount already.

- The Company put additional investment in Siam Steel Syndicate Co., Ltd. of Baht 1.4 million.

- The Company has jointly invested 51% in interest in Joint Venture between Italian-Thai Development Plc and ITD Cementation India Limited in India with ITD Cementation India Limited (a subsidiary company).

- The Company invested 15% amounting to Baht 37.5 million of Thai Contractors Asset Co., Ltd. which is principally engaged in the real estate business.

- The Company invested in a new associate company of Baht 68.0 million to be engaged in a bauxite mining and construction of hydro-electric dam in Laos with registered share capital at USD 20 million for which the Company's investment represents 33% of total capital.

- The Company purchased the new ordinary shares of ITD Cementation India Limited approximately amounting to Baht 1,230 million. The subsidiary company issued and offered new ordinary shares to external parties. As a result, the Company's holding in the subsidiary company was reduced from 80.48 percent to 69.57 percent of its paid-up share capital. Such transaction, which the Company received in proportion to its investment, is presented under the caption of "Surplus on dilution of investment in subsidiary company" in shareholders' equity.

3.3 The Company does not include the financial statements of Siam Pacific Holding Company Limited which was established for the purpose of joint venture with a foreign partner company of which 46.69 percent and 4.30 percent (totaling 50.99 percent) and Praram 9 Square Hotel Ltd. of which 50 percent and 10 percent (totaling 60 percent) of its shares are held by the Company and its subsidiaries because the Company has no control over such companies and such companies are not considered as subsidiaries. There is no material effect on the consolidated financial statements for such exclusion.

3.4 The financial statements of the project offices, branches, subsidiaries and joint ventures incorporated in overseas are translated into Thai Baht with the exchange rates at the balance sheet date for assets and liabilities, and with the monthly average exchange rates as to revenues and expenses. The resultant differences are shown under the caption "Translation adjustment for foreign currency financial statements" under the shareholders' equity.

3.5 Material intercompany balances and intercompany transactions have been eliminated from the consolidated financial statements except for intercompany profit which was included in inventories at the end of the year, which has insignificant effect to the consolidated financial statements.

3.6 Investments in Thai Pride Cement Co., Ltd as recorded in the Company's books of account are eliminated against the equity of the subsidiaries. The resultant differences are amortised over the period of 20 years and the quantity of limestone mined.

3.7 The Company's financial statements for the years ended 31 December 2007 and 2006, include the financial statements of two overseas project offices, two overseas branches two overseas subsidiaries and five joint ventures which were audited by their auditors. Their aggregate assets and revenues as included in the consolidated financial statements are as follows: -

(Unit: Million Baht)

	2007		2006	
	Total assets	Total Revenues	Total assets	Total Revenues
KOLDAM project office	1,678	1,209	1,365	744
West Bengal office	742	586	628	36
Italian-Thai Development Public Co., Ltd. - Philippines Branch	605	364	568	413
Italian-Thai Development Public Co., Ltd. - Taiwan Branch	923	26	1,276	24
ITD Cementation India Co., Ltd.	8,080	7,849	5,656	5,238
PT. Thailindo Bara Pratama	278	15	-	94
ITD-Cemindia Joint Venture	112	159	81	78
ITD-ITDCEM JV	707	516	-	-
ITD - EGC Joint Venture	1,413	1,702	657	1,281
Joint Venture Evergreen - Italian-Thai - PEWC	7	-	8	2
ITD-Nawarat (L.L.C)	352	409	283	519
NWR, ITD, CNT & AS Joint Venture	-	-	3	13
Total	14,897	12,835	10,525	8,442

The financial statements for the year ended 31 December 2006 of an overseas project office (West Bengal project office) in India, include total assets as at 31 December 2006 amounting to Baht 628 million and total revenues and net loss for the year then ended amounting to Baht 36 million and Baht 2 million, respectively. These financial statements were prepared from the financial information compiled by the management of the overseas project office which had not been audited. The project office's auditors were unable to perform the audit because of security reasons following a bomb blast in West Bengal, India. Nevertheless, these financial statements as at 31 December 2006 have already been audited with insignificant differences from the management prepared financial information.

3.8 The financial statements for the year ended 31 December 2007 of three overseas joint ventures which are included in the consolidated financial statements (2006: Five overseas joint ventures) were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2007 were Baht 104 million (2006: Baht 865 million) and their aggregate revenues for the year ended 31 December 2007 were Baht 0 million (2006: Baht 1,302 million).

3.9 The consolidated financial statements as at 31 December 2007 and 2006 and for the years then ended included the proportion of the assets, liabilities, revenues and expenses of the Joint Venture, the balances of which were as follows : -

(Unit: Thousand Baht)

	Consolidated	
	2007	2006
Current assets	7,535,986	5,007,340
Non-current assets	697,850	608,417
Current liabilities	4,848,169	4,508,459
Non-current liabilities	60,137	44,543
Revenues	7,416,162	5,583,953
Expenses	7,400,254	5,813,330

4. ADOPTATION OF NEW ACCOUNTING STANDARDS

Effective 1 January 2007, the Company changed its accounting policy to account for investments in subsidiary and associated companies and joint ventures, from the equity method to the cost method, to conform with the Accounting Standard No.44 (revised 2007) "Consolidated and separate financial statements". With such change, the Company made retroactive adjusted its separate financial statements for the previous year, shown for comparative purpose, as if it had consistently accounted for its investments by the cost method. The Company, therefore, adjusted the cumulative effects of equity in net income of subsidiary and associated companies and joint ventures with retained earnings. These affect the differences to net income and retained earnings in the consolidated and separate financial statements.

The effects of such adjustments to beginning balances of retained earnings of each year in the separate financial statements are as follow:

(Unit: Thousand Baht)

	For the years ended 31 December	
	2007	2006
Retained earnings at beginning of year – as previously reported	4,387,265	6,784,428
Adjustment for the cumulative effects of the change from equity method to cost method for investments in ;		
- subsidiary and associated companies and joint ventures	(1,045,633)	(1,234,733)
Retained earnings at beginning of year – as restated	3,341,632	5,549,695

The effects of such adjustments for statements of income for the year ended 31 December 2006 in the separate financial statements are as follow:

(Unit: Thousand Baht)

	2006
Net loss – as previously reported	(1,420,231)
Effects of the change from equity method to cost method for investments	182,966
Net loss – after restated	(1,237,265)
Increase in basic earnings per share	0.04

5. SIGNIFICANT ACCOUNTING POLICIES

5.1 Revenues recognition

Revenues from construction work

Revenues from construction work are recognised when services have been rendered taking into account the stage of completion. The stage of completion measured by the proportion of actual construction costs incurred up to the end of the year and the total anticipated construction cost to be incurred to completion. Provision for the total anticipated loss on construction projects will be made in the accounts as soon as the possibility of loss is ascertained.

Sales of goods

Sales of goods are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer. Sales are represented by the invoiced value, excluding value added tax, of goods supplied after deducting discounts and allowances.

Interest income

Interest income is recognized on time - period accrued basis.

Dividends

Dividends are recognized when the right to receive the dividends is established.

5.2 Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, cash at banks, and all highly liquid investments with an original maturity of three months or less and not subject to withdrawal restrictions.

5.3 Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are stated at the net realisable value. The Company, its subsidiaries and joint ventures provided allowances for doubtful accounts for the estimated losses that may be incurred in collection of receivables. The allowances are generally based on collection experiences and analysis of debtor aging, and the likelihood of settlement of debt, on a specific account basis.

5.4 Earned revenues not yet billed/receipt in excess of contract work in progress

The recognised revenues which have not yet been due as per contracts is presented as "Earned revenues not yet billed" in the balance sheet. The installment amounts due and received according to the contracts but not yet recognised as revenue is presented as "Receipt in excess of contract work in progress" in the balance sheet.

5.5 Inventories and work under construction

Inventories and work under construction are valued at the lower of weighted average cost and net realisable value and are charged to production costs whenever consumed. An allowance will be provided for the obsolescence.

5.6 Investments

a) Investments in available-for-sale securities are stated at fair value. Changes in the carrying amounts of securities are recorded as separate items under shareholders' equity until the securities are sold, when the changes are then included in determining income.

b) Investments in non-marketable equity securities, which the Company classifies as other investments, are stated at cost net of allowance for impairment (if any).

c) Investments in subsidiary, associated companies and joint ventures are accounted for by cost method in the separate financial statements. Investments in associated companies are accounted for by equity method in the consolidated financial statements.

The fair value of marketable securities is based on the latest bid price of the last working day of the year as quoted on the Stock Exchange of Thailand.

The weighted average method is used for computation of the cost of investments.

The Company, its subsidiaries and joint ventures recorded loss on impairment (if any) of investments in available-for-sale securities and other investments in determining income when the carrying amount exceeds its recoverable value.

5.7 Related companies

Related parties comprise enterprises and individuals that control, or are controlled by the Company, whether directly or indirectly, or which are under common control with the Company.

They also include associated companies and individuals which directly or indirectly own a voting interest in the Company that gives them significant influence over the Company, key management personnel, directors and officers with authority in the planning and direction of the Company's operations.

Subsidiaries

Subsidiaries are those companies controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of a company so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those companies in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognized gains and losses of associates by the equity accounting method, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Joint venture

The joint venture company is a Company over whose activities the Company has joint control, established by contractual agreement. The consolidated financial statements include the Company's proportionate share of the joint venture company's assets, liabilities, revenue and expenses combined with items of a similar nature on a line by line basis, from the date that joint control commenced until the date that joint control ceases.

5.8 Land held for sale and development

Land held for sale and development is valued at cost or net realisable value whichever is lower.

5.9 Property, plant and equipment, and depreciation

Land is stated at cost. Buildings and equipment are stated at cost less accumulated depreciation and allowance for loss on impairment of assets (if any).

Depreciation of building and equipment is calculated by reference to their costs on the straight-line basis over the following estimated useful lives:

Buildings	20 years
Machinery and equipment	3 - 19 years
Furniture, fixtures and office equipment	3 - 12 years
Motor vehicles	5 - 8 years

5.10 Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of share of the identifiable net assets which the Company acquired. Negative goodwill in a business combination represents the excess of the fair value of share of the identifiable net assets which the Company acquired over the cost of acquisition.

5.11 Long-term lease agreements - where the Company and subsidiaries are the lessee

Leases of equipment where the Company assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of leases of assets or estimated present value of the underlying lease payments whichever is lower. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. Lease payment deducted by financial charges is recognized as liabilities under financial lease agreements. The interest expense is charged to statement of income over the lease period. Assets acquired under finance lease agreements are depreciated over the useful lives of the assets.

Leases of assets, under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged to statements of income on a straight - line basis over the lease period. When an operating lease is terminated before expiry date of the lease period, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

5.12 Leases - where Company and subsidiaries are the lessor

Assets leased out under operating leases are included in building and equipment in the balance sheet. Depreciation is calculated over their expected useful lives on a basis consistent with other similar building and equipment. Rental income is recognized on a straight - line basis over the lease period.

5.13 Hire purchases payable

These represent hire purchases payable less deferred interest. The repayment subschedules of the hire purchase contracts are 24 - 60 months. The fixed assets acquired under hire purchase agreement are recorded as assets of the Company at their cash price and will be registered in the name of the Company upon the completion of payments.

5.14 Impairment

As at balance sheet date, the Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Company makes an estimate of the asset recoverable amount. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are recognised in the income statement. An asset recoverable amount is the higher of fair value less costs to sell and value in use.

5.15 Income tax

Income tax is provided for in the accounts based on the taxable profits determined in accordance with tax legislation.

5.16 Foreign currencies

Foreign currency transactions are translated into Baht at the exchange rates ruling on the transaction dates. Assets and liabilities denominated in foreign currencies outstanding at the balance sheet date are translated into Baht at the exchange rates ruling on the balance sheet date. Gains and losses on exchange are included in determining income.

5.17 Financial instruments

Financial assets in the balance sheet include cash and bank balances, investments and trade accounts receivable and loan to.

Financial liabilities in the balance sheet include trade accounts payable, financial leases, advance received and borrowings.

The accounting policies for each particular transaction are disclosed under separate sections associated with each item.

5.18 Employee benefits

Salary, wages, bonuses and contributions to the social security fund and provident fund are recognised as expenses on an accrual basis.

5.19 Provident fund

The Company and subsidiaries set up a registered provident fund contributed by employees and by the Company and subsidiaries for which assets are held in a separate trusteed fund and manages by authorized fund manager.

The Company contributions are charged to the statement of income in the period which they relate.

5.20 Segment information

Segment information is presented in respect of the Company's, subsidiaries and joint ventures businesses. The primary format, geographical segments, is based on the Company, subsidiaries and joint ventures management and internal reporting structure.

5.21 Dividend payment

Dividend payment is recorded in the financial statements in the period in which they are approved by the Shareholders or Board of Directors of the Company and subsidiaries.

5.22 Earnings per share

Earnings per share are determined by dividing net income (loss) for the year by the weighted average number of common shares outstanding during the year.

5.23 Provisions for liabilities and expenses, and contingent assets

The Company and subsidiaries recognized provisions for liabilities and expenses in the financial statements when the Company and subsidiaries have present legal or constructive obligations as a result of past events with probable outflow of resources to settle the obligation, and where a reliable estimate of the amount can be made. The contingent asset will be recognized as a separate asset only when the realization is virtually certain.

5.24 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances, affecting amounts reported in these financial statements and related notes. Actual results could differ from these estimates.

6. CASH AND CASH EQUIVALENTS

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Cash and deposits with banks	2,969,513	3,312,272	1,188,599	1,878,076
Less : Deposits with maturity of				
more than 3 months	(405,351)	(59,626)	(84,239)	(34,486)
Cash and cash equivalents	2,564,162	3,252,646	1,104,360	1,843,590

7. RESTRICTED DEPOSITS WITH BANKS

As at 31 December 2007, approximately Baht 89 million (2006: Baht 37 million) of saving and fixed deposits of the Company and its subsidiaries have been pledged with banks as collaterals for loans obtained by the Company to finance specific projects, and saving deposits of approximately Baht 486 million (2006: Baht 518 million) have been pledged with the bank as collaterals for standby letters of credit. Fixed deposits amounting to Baht 58 million (2006 : Baht 56 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the overseas branches.

8. TRADE ACCOUNTS RECEIVABLE - UNRELATED PARTIES

The aging of outstanding trade accounts receivable balances as at 31 December 2007 and 2006 are as follows :-

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
Outstanding Ages	2007	2006	2007	2006
Less than 3 months	3,956,929	4,895,606	2,605,364	3,212,189
3 - 6 months	328,676	704,744	169,272	287,402
6 – 12 months	527,279	640,584	66,467	47,913
More than 12 months	1,673,062	1,532,216	613,532	773,006
Total	6,485,946	7,773,150	3,454,635	4,320,510
Less: Allowance for doubtful accounts	(602,950)	(720,559)	(534,520)	(645,062)
Trade accounts receivable - unrelated parties – net	5,882,996	7,052,591	2,920,115	3,675,448

The Company has set up a full allowance for doubtful accounts for the major private accounts receivable that have been overdued for more than 12 months and at 50 percent for those accounts overdued for more than 6 months.

9. TRADE ACCOUNTS RECEIVABLE - RELATED PARTIES

The outstanding balances as at 31 December 2007 and 2006 are as follows:-

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	80,979	96,213
IOT Joint Venture	-	-	292,106	3,805
Asian Steel Products Co., Ltd	-	-	188	85
Thai Pride Cement Co., Ltd.	-	-	7,174	41,399
ITD - NCC Joint Venture (NT-2)	-	-	728,569	434,768
ITD - VIS Joint Venture	-	-	29,927	98,838
ITD - NCC Joint Venture	-	-	228	64,324
PT. Thailindo Bara Pratama	-	-	270,442	13,646
Shumizu - ITD Joint Venture (2)	-	-	-	39,682
Italian - Thai International Co., Ltd.	-	-	32,589	31,534
IN Joint Venture	-	-	41,353	6,656
ITD-NSC Joint Venture	-	-	1,177	3,865
Italthai Marine Co., Ltd.	-	-	5,305	10,127
Bhaka Bhumi Development Co., Ltd.	-	-	25,837	8,512
IDS Joint Venture	-	-	14,912	16,970
Siam Concrete and Brick Products Co., Ltd.	-	-	4,714	2,313
ITD-Nawarat (L.L.C)	-	-	27,926	12,309
Aquathai Co., Ltd.	-	-	10,605	14,107
Nha Pralan Crushing Plant Co., Ltd.	-	-	10,007	8,341
Italthai Trevi Co., Ltd.	-	-	9,509	9,316
Italian-Thai Land Co., Ltd.	-	-	8,205	-
Italian-Thai Power Co., Ltd.	-	-	3,309	-
Others	-	-	5,668	5,098
Total	-	-	1,610,729	921,908
Less : Allowance for doubtful accounts	-	-	(54,651)	(14,637)
Net	-	-	1,556,078	907,271

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Associated companies				
MCRP Construction Corporation,				
Philippines	689,301	716,250	635,836	664,379
Sino Lao Aluminum Corporation Limited	12,487	-	12,487	-
Others	4,717	13,685	4,717	13,327
Total	706,505	729,935	653,040	677,706
Less : Allowance for doubtful accounts	(687,707)	(704,248)	(635,836)	(652,378)
Net	18,798	25,687	17,204	25,328
Related companies				
(Related by way of common directors)				
Nam Thuen 2 Power Co., Ltd.	397,204	457,309	-	-
Italthai Engineering Co., Ltd.	86,963	3,639	86,927	3,631
Siam Steel Syndicate Co., Ltd.	11,552	15,536	10,371	15,536
Pladaeng Co., Ltd.	51,677	51,677	51,677	51,677
Italthai Industrial Co., Ltd.	45,673	68,516	45,673	68,480
Ao Siam Marine Co., Ltd.	101,084	75,805	101,084	75,805
Amari Co., Ltd.	23,202	81,296	23,202	81,296
Nawarat Patanakarn Plc.	228	4,019	228	3,134
Italian-Thai Land Co., Ltd.	-	8,205	-	8,205
Nishimatsu Construction	5,272	1,073	-	-
Ao Po Grand Marina Co., Ltd.	10,243	49,912	10,243	49,912
Sakdi Sin Prasit Co., Ltd.	-	1,576	-	1,576
Asia Pacific Potash Corporation Limited	21,658	13,686	21,658	13,686
Toyo-Thai Corporation Ltd.	30,781	-	30,781	-
Ao Po Pattana Co., Ltd	18,566	-	18,566	-
Thai Rent All Co., Ltd.	8,639	-	8,279	-
Others	10,870	11,250	10,813	10,292
Total	823,612	843,499	419,502	383,230
Less : Allowance for doubtful accounts	(110,822)	(100,160)	(110,822)	(104,904)
Net	712,790	743,339	308,680	278,326

	(Unit: Thousand Baht)			
	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Outstanding balances and portion of other participants of joint ventures				
ITO Joint Venture	48,588	57,728	-	-
IOT Joint Venture	175,264	2,283	-	-
ITD - NCC Joint Venture	112	31,519	-	-
ITD - NCC Joint Venture (NT-2)	291,428	173,907	-	-
IN Joint Venture	20,263	3,261	-	-
IDS Joint Venture	-	11,031	-	-
ITD - VIS Joint Venture	10,475	34,593	-	-
Shimizu - ITD Joint Venture (2)	-	20,238	-	-
ITD-Nawarat (L.L.C)	11,170	-	-	-
Others	582	4,483	-	-
Total	557,882	339,043	-	-
Trade accounts receivable – related parties – Net	1,289,470	1,108,069	1,881,962	1,210,925

The aging of outstanding balances of trade accounts receivable - related parties as at 31 December 2007 and 2006 are as follows:

	(Unit: Thousand Baht)			
	CONSOLIDATED		SEPARATE F/S	
Outstanding Ages	2007	2006	2007	2006
Less than 3 months	958,758	878,168	1,121,022	704,007
3 - 6 months	82,706	80,381	151,387	147,174
6 – 12 months	110,185	90,206	252,776	190,489
More than 12 months	936,350	863,722	1,158,086	941,174
Total	2,087,999	1,912,477	2,683,271	1,982,844
Less : Allowance for doubtful accounts	(798,529)	(804,408)	(801,309)	(771,919)
Net	1,289,470	1,108,069	1,881,962	1,210,925

The Company has set up an allowance for doubtful accounts at the full amount of the major accounts receivable balances that have been overdued for more than 12 months by evaluating risk factor for each receivable.

10. SHORT - TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2007 and 2006 are as follows:

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITD - EGC Joint Venture	-	-	912,296	607,200
Bhaka Bhumi Development Co., Ltd.	-	-	208,246	279,197
Siam Concrete and Brick Products Co., Ltd.	-	-	34,569	34,569
PT. Thailindo Bara Pratama	-	-	46,487	-
ITD Cementation India Limited	-	-	111,685	176,615
ITD - NSC Joint Venture	-	-	41,500	52,800
ITD - NCC Joint Venture	-	-	26,151	49,457
Shimizu - ITD Joint Venture (2)	-	-	34,755	43,120
ITD Cemindia Joint Venture	-	-	126,377	-
ITD-Nawarat (L.L.C)	-	-	186,254	101,532
ITD – ITDCEM JV	-	-	5,408	-
Others	-	-	73	83
Total	-	-	1,733,801	1,344,573
Less : Allowance for doubtful accounts	-	-	(184,155)	(126,823)
Net	-	-	1,549,646	1,217,750
Associated companies				
MCRP Construction Corporation, Philippines	-	148	-	148
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Sino Lao Aluminum Corporation Limited	6,594	-	6,594	-
Total	11,194	4,748	11,194	4,748
Less : Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	6,594	148	6,594	148
Related company				
(Related by way of common directors)				
Nishimatsu Construction	-	52,800	-	-
Total	-	52,800	-	-
Short-term loans and advances to Related parties – net	6,594	52,948	1,556,240	1,217,898

Significant movements in the short-term loans and advances to related parties for the year ended 31 December 2007 are as follows:

(Unit: Thousand Baht)

	Balance	During the year		Balance
	2006	Increase	Decrease	2007
Subsidiaries and Joint Ventures				
ITD - EGC Joint Venture	607,200	305,096	-	912,296
Bhaka Bhumi Development Co., Ltd.	279,197	122,406	(193,357)	208,246
Siam Concrete and Brick Products Co., Ltd.	34,569	-	-	34,569
PT. Thailindo Bara Pratama	-	46,487	-	46,487
ITD Cementation India Limited	176,615	-	(64,930)	111,685
ITD - NSC Joint Venture	52,800	-	(11,300)	41,500
ITD - NCC Joint Venture	49,457	-	(23,306)	26,151
Shimizu - ITD Joint Venture (2)	43,120	-	(8,365)	34,755
ITD Cemindia Joint Venture	-	126,377	-	126,377
ITD-Nawarat (L.L.C)	101,532	159,864	(75,142)	186,254
ITD - ITDCEM JV	-	5,408	-	5,408
Other	83	-	(10)	73
Total	1,344,573	765,638	(376,410)	1,733,801
Associated companies				
MCRP Construction Corporation,				
Philippines	148	-	(148)	-
Italian-Thai Gypsum Co., Ltd.	4,600	-	-	4,600
Sino Lao Aluminum Corporation Limited.	-	6,594	-	6,594
Total	4,748	6,594	(148)	11,194
Total	1,349,321	772,232	(376,558)	1,744,995

11. INVENTORIES

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Construction in progress	155,647	227,719	5,541	-
Materials	3,075,367	2,532,673	1,348,472	1,487,660
Total	3,231,014	2,760,392	1,354,013	1,487,660
Less : Provision for inventory obsolescence	(12,769)	(653)	-	-
Inventories - net	3,218,245	2,759,739	1,354,013	1,487,660

12. PROMISSORY NOTES

During the year 2007, the Company arranged with a group of major debtors re – scheduling the collection of amount of receivables that have been long outstanding. Under such arrangement, the debtors agreed to pay the Company by installments over 2 to 3 years by issuing various promissory note payable to the Company at different due dates. Those promissory note bear interest at the rate MLR + 4.493% of MLR per annum. The Company uses such promissory notes as collaterals for its borrowings from a commercial bank, on a back – to – back basis. The borrowings bear interest at the rate of MLR and are included as part of long – term borrowing (loans). As at 31 December 2007, the outstanding balance of loans is totaling Baht 682.23 million with the back – to – back promissory notes totaling the same amount as shown in the balances sheet as non – current asset.

13. INVESTMENTS IN RELATED PARTIES

13.1 Investments in subsidiary, associated companies, and joint ventures

(Unit: Thousand Baht)

	Nature of business	Paid-up capital	Percentage of shareholding 2007	2006	SEPARATE F/S Cost (Restated) 2007	2006
			Percent	Percent		
Investments in subsidiaries						
Italian-Thai International Co., Ltd.	Holding company and ship charter hire	400,000	99.99	99.99	400,000	400,000
Less : Allowance on impairment					(400,000)	(400,000)
Net					-	-
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,250,000	99.99	99.99	1,585,000	1,485,000
Sin Rae Muang Thai Co., Ltd.	Mining business	3,472,940	99.99	99.99	3,472,940	3,150,099
Nha Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999
Less : Allowance on impairment					(999)	(999)
Net					-	-
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	99.70	99.70	82,296	82,296
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	80.45	80.45	55,689	55,689
Asian Steel Product Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196
Italian-Thai Land Co., Ltd.	Not yet operational	10,000	99.99	-	50	-
Less : Allowance on impairment					(50)	-
Net					-	-
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	61.48	-	265	-
Less : Allowance on impairment					(265)	-
Net					-	-
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	61.48	-	265	-
Less : Allowance on impairment					(265)	-
Net					-	-

(Unit: Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 2007	2006	SEPARATE F/S Cost (Restated) 2007	2006
			Percent	Percent		
Palit Palang Ngan Co., Ltd.	Not yet operational	1,000	74.93	-	50	-
Less : Allowance on impairment					(50)	-
Net					-	-
Italian Thai Power Co., Ltd.	Production and distribution of electricity	25,000	99.99	-	25,000	-
Saraburi Construction Technology Co., Ltd.	Manufacture, distribution and installation of concrete sheet	250	99.93	-	250	-
Overseas companies						
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483 Thousand Baht	99.99	99.99	1,483	1,483
Less : Allowance on impairment					(1,483)	(1,483)
Net					-	-
PT. Thailindo Bara Pratama	Coal digestion services	23,875 Million IDR	99.99	99.99	108,071	108,071
ITD Cementation India Ltd.	Construction services in India	58 Million INR	69.57	80.48	2,143,951	913,617
Total investments in subsidiaries - net					7,575,472	5,897,047
Investment in joint venture						
ITD-Nawarat (L.L.C)	Construction services in United Arab Emirates	300,000 UAE	60.00	60.00	977	977
Total investment in joint venture					977	977

(Unit: Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 2007	2006	CONSOLIDATED Equity 2007	2006	SEPARATE F/S Cost (Restated) 2007	2006
			Percent	Percent				
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	50,000
Less : Allowance on impairment					(50,000)	(50,000)	(50,000)	(50,000)
Net					-	-	-	-
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	5,250	5,250
Less : Allowance on impairment					(5,250)	(5,250)	(5,250)	(5,250)
Net					-	-	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	13,664	17,622	2,450	2,450
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,627	27,799	27,373	27,373
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	14,729	19,223	21,429	21,429
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	-	30.00	-	16,876	-	7,500
Asia Steel Corporation	Manufacture, import and export of steel in Philippines	20,000	30.00	30.00	12,301	12,301	7,800	7,800
Less: Allowance on impairment					(12,301)	(12,301)	(7,800)	(7,800)
Net					-	-	-	-
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire	313,000	19.98	21.06	92,696	87,688	71,603	71,603
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	-	21.54	-	215	-	215
Less : Allowance on impairment					-	(215)	-	(215)
Net					-	-	-	-
Khunka Palang Thai Co., ltd.	Not yet operational	1,000	-	21.54	-	215	-	215
Less : Allowance on impairment					-	(215)	-	(215)
Net					-	-	-	-
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	150,000
Less : Allowance on impairment					(150,000)	(150,000)	(150,000)	(150,000)
Net					-	-	-	-
Thai Contractors Assets Co., Ltd	Real estate development	250,000	15.00	-	37,373	-	37,500	-
Overseas companies								
Anamarine Construction SND. BHD.	Construction contractor in Malaysia	65,000 RM	25.00	25.00	198	198	198	198
Less : Allowance on impairment					(198)	(198)	(198)	(198)
Net					-	-	-	-
MCRP Construction Corporation Philippines	Construction contractor in Philippines	25 Million Peso	24.00	24.00	12,000	12,000	12,000	12,000
Less : Allowance on impairment					(12,000)	(12,000)	(12,000)	(12,000)
Net					-	-	-	-

(Unit: Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 2007	2006	CONSOLIDATED Equity 2007	2006	SEPARATE F/S Cost (Restated) 2007	2006
			Percent	Percent				
MCRP Holding Corporation, Philippines	Holding company in Philippines	5 Million Peso	24.00	24.00	3,000	3,000	3,000	3,000
Less : Allowance on impairment					(3,000)	(3,000)	(3,000)	(3,000)
Net					-	-	-	-
Sino Lao Aluminum Corporation Limited	Bauxite mine business	4 Million USD	33.00	-	61,210	-	67,961	-
Total investments in associated companies - net					247,299	169,208	228,316	130,355
Total investments in subsidiary, associated companies, and joint ventures - net					247,299	169,208	7,804,765	6,028,379
Investments in associated companies, directly held by subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 Million USD	30.00	30.00	296,700	296,700		
Less : Allowance on impairment					(296,700)	(296,700)		
Net					-	-		
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525		
Total					2,525	2,525		
Total investments - net					249,824	171,733		

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.

The Company regularly assesses the values of investments in each subsidiary/associated company and joint venture. The allowance for impairment is promptly taken up when there is a reliable indication that the decline in value is quite certain.

During the year, Thai Rent All Co., Ltd increased its share capital in which the Company did not participate in the increased capital. This diluted the percentage of the Company's holding of its registered capital to 15%. The Company ceased to recognize the equity method since the percentage of holding changed.

13.2 Other long - term investments

(Unit: Thousand Baht)

	Nature of business	Percentage of shareholding 2007	Percentage of shareholding 2006	CONSOLIDATED Cost 2007	CONSOLIDATED Cost 2006	SEPARATE F/S Cost 2007	SEPARATE F/S Cost 2006
		Percent	Percent				
Investments in other companies							
a) Non-listed companies							
Toyo-Thai Corporation Ltd.	Construction contractor	16.25	16.25	52,000	26,000	52,000	26,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	446,331	446,331	446,331	446,331
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12	12	12
Less : Allowance on impairment				(12)	(12)	(12)	(12)
Net				-	-	-	-
Siam Steel Syndicate Co., Ltd.	Steel wire for construction manufacturer	5.45	5.45	55,885	54,500	55,885	54,500
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069	50,069	50,069
Less : Allowance on impairment				(50,069)	(29,696)	(50,069)	(29,696)
Net				-	20,373	-	20,373
Sosuco Granite Co., Ltd.	Rock quarrying and Distribution	5.00	5.00	5,000	5,000	5,000	5,000
Less : Allowance on impairment				(5,000)	(5,000)	(5,000)	(5,000)
Net				-	-	-	-
Time Regency Co., Ltd.	Real estate development	3.51	3.51	47,313	47,313	47,313	47,313
Less : Allowance on impairment				(47,313)	(47,313)	(47,313)	(47,313)
Net				-	-	-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000	3,000	3,000
Less : Allowance on impairment				(1,985)	(1,985)	(1,985)	(1,985)
Net				1,015	1,015	1,015	1,015
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	19.83	19.83	175,000	175,000	175,000	175,000
Less : Allowance on impairment				(84,515)	(81,488)	(84,515)	(81,488)
Net				90,485	93,512	90,485	93,512
Thai Rent All Co., Ltd	Construction machinery rental	15.00	-	13,729	-	7,500	-
Advance payment for share capital							
The Exchange Square Co., Ltd.	Real estate development			5,000	5,000	5,000	5,000
Less : Allowance on impairment				(5,000)	(5,000)	(5,000)	(5,000)
Net				-	-	-	-
Total investment in other non - listed companies - net				683,445	665,731	677,216	665,731

(Unit: Thousand Baht)

	Nature of business	Percentage of Shareholding 2007	2006	CONSOLIDATED Cost 2007	2006	SEPARATE F/S Cost 2007	2006
		Percent	Percent				
b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	12.90	12.90	308,715	308,715	308,715	308,715
Add : Unrealized gain from changes in value of investments				73,672	160,928	73,672	160,928
Net market value				382,387	469,643	382,387	469,643
Cyber Bay Corporation, Philippines	Real estate development	14.25	14.25	195,566	186,140	59,395	59,396
Add : Unrealized gain from changes in value of investments				49,249	10,539	185,420	137,283
Net market value				244,815	196,679	244,815	196,679
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139	9,139	9,139
Add : Unrealized loss from changes in value of investments				(914)	-	(914)	-
Net market value				8,225	9,139	8,225	9,139
Nawarat Patanakarn Plc.	Construction services	4.05	4.05	100,716	100,716	100,716	100,716
Less : Unrealized loss form changes in value of investments				(34,243)	(27,193)	(34,243)	(27,193)
Net market value				66,473	73,523	66,473	73,523
Everland Plc.	Real estate development	0.05	0.05	111	111	111	111
Add : Unrealized gain from changes in value of investments				142	670	142	670
Net market value				253	781	253	781
Total investment in other listed companies - net				702,153	749,765	702,153	749,765
Total investments in other companies - net				1,385,598	1,415,496	1,379,369	1,415,496

(Unit: Thousand Baht)

	Nature of business	Percentage of Shareholding 2007	2006	CONSOLIDATED Cost 2007	2006	SEPARATE F/S Cost 2007	2006
		Percent	Percent				
Investments in other companies, held by subsidiaries							
(a) Non-listed companies							
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250	-	-
Island Country Telecommunication Co., Ltd.	Telecommunication services	4.28	4.28	3,053	3,053	-	-
Less : Allowance on impairment				(3,053)	(3,053)	-	-
Net				-	-	-	-
Time Regency Co., Ltd.	Real estate management	13.00	-	135,226	-	-	-
Less : Allowance on impairment				(135,226)	-	-	-
Net				-	-	-	-
(b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	0.80	0.80	19,178	19,178	-	-
Add : Unrealized gain from changes in value of investments				4,578	9,999	-	-
Net market value				23,756	29,177	-	-
Total				25,006	30,427	-	-
Total investments in other companies - net				1,410,604	1,445,923	1,379,369	1,415,496

The Company pledged the shares of a related company to secure the long term - loan with institutions of related company.

During the year 2006, the Company sold its investments in Thepprathan Properties Co., Ltd. and partial investments in Nawarat Patanakarn Plc. and Charoong Thai Wire and Cable Plc. The Company recorded gain on sales of investments approximately Baht 8.6 million.

During the year 2006, the Company reversed loss on impairment of investments in Siam Steel Syndicate Co., Ltd. and K.C. Property Plc. approximately Baht 63.6 million.

14. INVESTMENT IN A POTASH MINING PROJECT

In 2006, the Company invested in a potash mine project through a group of related companies. These companies are in the process of restructuring their investment structure and expect to be completed in 2007. The Company expects to make additional investment to give it a 90% stake in the potash mine project, and has therefore recorded such investment as an asset under the caption of "Investment in potash mine project". However, the concession for the project is still being processed from the government. The above companies are being requesting approval from the government in respect of the change in shareholders from foreign shareholders to Thai shareholders. The government has a 10 percent holding in this project. The Company's management believe that this project will generate benefits both for nearby areas and the country and the project will be approved by the government and proceed according to plan. However, as at 31 December 2007, the Company has not been able to change its structure due to the delay in acquiring the Government's approval. But in early 2008, the Cabinet finally granted the permission through the Ministry of Industry to register the change to Thai Shareholders.

15. LONG - TERM LOANS AND ADVANCES TO RELATED PARTIES

The outstanding balances as at 31 December 2007 and 2006 are as follows:

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	528,400	528,400
ITD - NCC Joint Venture	-	-	69,070	254,490
Italian-Thai International Co., Ltd.	-	-	128,546	128,221
IDS Joint Venture	-	-	220,500	199,500
IN Joint Venture	-	-	115,770	97,920
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	105,000	105,000
ITD - NCC Joint Venture (NT-2)	-	-	198,000	198,000
Southern Industries (1996) Co., Ltd.	-	-	24,673	24,673
Nha Pralan Crushing Plant Co., Ltd.	-	-	13,000	10,000
Sin Rae Mang Thai Co., Ltd.	-	-	-	173,915
Italian-Thai Land Co., Ltd.	-	-	554,358	-
Palang Thai Kaowna Co., Ltd.	-	-	280,702	-
Khunka Palang Thai Co., Ltd.	-	-	58,882	-

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Palit Palang Ngan Co., Ltd.	-	-	94,231	-
Others	-	-	9,962	9,792
Total	-	-	2,401,094	1,729,911
Less : Allowance for doubtful accounts	-	-	(1,266,584)	(404,498)
Net	-	-	1,134,510	1,325,413
Associated companies				
Palang Thai Kaowna Co., Ltd.	-	280,702	-	280,702
Khunka Palang Thai Co., Ltd.	-	58,882	-	58,882
Sino Lao Aluminum Corporation Limited	34,462	-	34,462	-
Total	34,462	339,584	34,462	339,584
Less : Allowance for doubtful accounts	-	(339,584)	-	(339,584)
Net	34,462	-	34,462	-
Related companies				
Italian-Thai Land Co., Ltd.	-	554,097	-	554,097
Palit Palang Ngan Co., Ltd.	-	94,231	-	94,231
Pladaeng Co., Ltd.	59,075	59,075	59,075	59,075
Central Bay Reclamation and Development Corp	35,761	37,712	-	-
Asia Pacific Potash Corporation	150,674	67,921	-	67,921
Total	245,510	813,036	59,075	775,324
Less : Allowance for doubtful accounts	(94,836)	(745,115)	(59,075)	(707,403)
Net	150,674	67,921	-	67,921
Total long - term loans and advances to related Companies – net	185,136	67,921	1,168,972	1,393,334

During the year, the Company invested in share capital of 4 associated and related companies that the Company had extended loans and set up full provision in the past. However, the Company re-assessed the financial statements of those 4 companies and noted that those companies have some assets that can be used to repay loans. The Company therefore, reversed allowance for doubtful accounts of Baht 159 million. The Company also reclassified such loans and related allowance to loans to subsidiaries and joint venture.

Significant movements in the long - term loans and advances to related parties for the year ended 31 December 2007 are as follows :-

(Unit: Thousand Baht)

	Balance	During the year			Balance
	2006	Increase	Decrease	Reclassify	2007
Subsidiaries and joint ventures					
ITO Joint Venture	528,400	-	-	-	528,400
ITD-NCC Joint Venture	254,490	6,694	(192,114)	-	69,070
Italian-Thai International Co., Ltd.	128,221	325	-	-	128,546
IDS Joint Venture	199,500	21,000	-	-	220,500
IN Joint Venture	97,920	17,850	-	-	115,770
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	105,000	-	-	-	105,000
ITD - NCC Joint Venture (NT-2)	198,000	-	-	-	198,000
Southern Industries (1996) Co., Ltd.	24,673	-	-	-	24,673
Nha Pralan Crushing Plant Co., Ltd.	10,000	3,000	-	-	13,000
Sin Rae Mang Thai Co., Ltd	173,915	70	-	(173,985)	-
Italian-Thai Land Co., Ltd.	-	261	-	554,097	554,358
Palang Thai Kaowna Co., Ltd.	-	-	-	280,702	280,702
Khunka Palang Thai Co., Ltd.	-	-	-	58,882	58,882
Palit Palang Ngan Co., Ltd.	-	-	-	94,231	94,231
Others	9,792	170	-	-	9,962
Total	1,729,911	49,370	(192,114)	813,927	2,401,094
Associated companies					
Palang Thai Kaowna Co., Ltd.	280,702	-	-	(280,702)	-
Khunka Palang Thai Co., Ltd.	58,882	-	-	(58,882)	-
Sino Lao Aluminum Corporation Limited	-	34,462	-	-	34,462
Total	339,584	34,462	-	(339,584)	34,462
Related companies					
Italian-Thai Land Co., Ltd.	554,097	-	-	(554,097)	-
Palit Palang Ngan Co., Ltd.	94,231	-	-	(94,231)	-
Pladaeng Co., Ltd.	59,075	-	-	-	59,075
Asia Pacific Potash Corporation	67,921	19,400	(87,321)	-	-
Total	775,324	19,400	(87,321)	(648,328)	59,075
Total	2,844,819	103,232	(279,435)	(173,985)	2,494,631

During the year 2007, the Company converts its debt between the Company and Sin Rae Mang Thai Co., Ltd to addition registered share capital of such company.

16. LOAN TO UNRELATED PARTIES

As at 31 December 2007, the Company had outstanding balance of loan of USD 14 million (2006: USD 16 million) to the Defense Ministry of the Union of Myanmar to finance the construction of a steel mill in Myanmar. The Company will receive the repayment of this loan in the form of steel will processing services for 40 percent of such steel mill production capacity, but not less than 100,000 metric tons per annum, for a period of six years after the construction of steel mill is completed. Construction of the above plant is now complete, and commences providing services and the return on "Loan to other party" depends upon the extent of the demand for steel in Myanmar. In the past, the Company has already set up provision for loss in full amount. The Company does not take up interest income in the books but summarizes the amount for inclusion in its income tax computation.

The Company reappraised the value of these loans since the Company had consistently received loan repayments over the past 2-3 years. The Company therefore reduced the associated allowance to loss to only USD 12 million in accordance with the anticipated actual losses and reversed the excess provision previously made to the account "Reversal of allowance for doubtful accounts". As a result the net balance of lending as at 31 December 2007 was Baht 67.1 million or equivalent to USD 2 million (2006: Baht 143.4 million or equivalent to USD 4 million).

Moreover, the Company also has advanced Baht 88.6 million for the investment in a local company which has not been disclosed but the management expects to conclude the deal soon. The Company has made cash advances for the acquisition of the concession license from the Government of Cambodia to develop a 3,600 mega watt Coal-Fired Power Plant at Koh Kong.

17. LAND HELD FOR SALE AND DEVELOPMENT

(Unit: Thousand Baht)

	CONSOLIDATED	
	2007	2006
Land held for sale and development	1,127,059	571,155
Less Allowance for impairment	(453,900)	(129,376)
Land held for sale and development - net	673,159	441,779

Management believes that such assets are salable in the future at prices not less than their carrying values.

18. PROPERTY, PLANT AND EQUIPMENT

(Unit: Thousand Baht)

	CONSOLIDATED					
	Land	Building and factories	Furniture, fixtures and Office equipment	Site office And Temporary Camps	Machinery and equipment under installation	Total
Cost						
1 January 2007	2,347,752	5,504,896	17,998,494	330,838	465,708	26,647,688
Increase from purchase of investments in subsidiaries	-	-	283	-	-	283
Acquisitions/Transfer in	97,522	78,382	1,781,222	134,806	213,654	2,305,586
Disposals/Transfer out	-	-	(648,729)	(1,028)	(338,144)	(987,901)
Translation adjustment	59	1,342	97,136	2,341	3,147	104,025
31 December 2007	2,445,333	5,584,620	19,228,406	466,957	344,365	28,069,681
Accumulated depreciation						
1 January 2007	-	1,832,532	9,441,475	131,420	2,103	11,407,530
Increase from purchase of investments in subsidiaries	-	-	253	-	-	253
Depreciation for the year	-	269,734	1,592,754	60,094	-	1,922,582
Depreciation for disposals	-	-	(314,062)	(929)	(2,103)	(317,094)
Translation adjustment	-	812	48,024	1,048	-	49,884
31 December 2007	-	2,103,078	10,768,444	191,633	-	13,063,155
Net book value						
31 December 2006	2,347,752	3,672,364	8,557,019	199,418	463,605	15,240,158
31 December 2007	2,445,333	3,481,542	8,459,962	275,324	344,365	15,006,526
Depreciation in 2006 income statement						1,606,271
Depreciation in 2007 income statement						1,922,582

(Unit: Thousand Baht)

	SEPARATE F/S					
	Land	Building and factories	Furniture, fixtures and office equipment	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
1 January 2007	2,150,396	4,015,333	13,040,911	297,041	400,152	19,903,833
Acquisitions/Transfer in	97,522	40,919	783,708	134,805	140,031	1,196,985
Disposals/Transfer out	-	-	(480,652)	-	(261,881)	(742,533)
Translation adjustment	-	-	79,164	2,758	3,147	85,069
31 December 2007	2,247,918	4,056,252	13,423,131	434,604	281,449	20,443,354
Accumulated depreciation						
1 January 2007	-	1,578,179	7,557,745	114,000	-	9,249,924
Depreciation for the year	-	197,376	975,399	52,621	-	1,225,396
Depreciation for disposals	-	-	(215,520)	-	-	(215,520)
Translation adjustment	-	-	31,547	1,279	-	32,826
31 December 2007	-	1,775,555	8,349,171	167,900	-	10,292,626
Net book value						
31 December 2006	2,150,396	2,437,154	5,483,166	183,041	400,152	10,653,909
31 December 2007	2,247,918	2,280,697	5,073,960	266,704	281,449	10,150,728
Depreciation in 2006 income statement						1,074,274
Depreciation in 2007 income statement						1,225,396

The Company and its subsidiaries have mortgaged part of the buildings with aggregate net book values of approximately Baht 491 million and land of Baht 144 million (2006 : Baht 535 million and Baht 47 million, respectively) with a bank as collaterals for long-term loans from such bank, as discussed in Note 24. In addition, the Company and its subsidiaries have mortgaged and granted power of attorney to mortgage land with a total value of Baht 5 million (2006 : Baht 5 million) with banks as collaterals for the issuance of letters of guarantees for the Company and subsidiaries.

As at 31 December 2007 and 2006, certain building, machinery and equipment items of the Company, subsidiaries and joint ventures have been fully depreciated but are still in use. The original cost, before deducting accumulated depreciation, of those assets amounted to Baht 5,570 million and Baht 5,367 million, respectively (SEPARATE F/S: Baht 4,742 million and Baht 4,745 million, respectively).

As at 31 December 2007 and 2006, machinery, equipment and vehicles with net book value amounting to Baht 1,437 million and Baht 1,696 million are acquired under hire purchase contracts, as referred to in Note 23.

19. GOODWILL

	(Unit: Thousand Baht) CONSOLIDATED
Cost:	
As at 1 January 2006	520,606
Translation adjustment	20,414
As at 31 December 2006	541,020
Translation adjustment	7,928
As at 31 December 2007	548,948
Accumulated amortization:	
As at 1 January 2006	9,759
Amortized during the year	17,037
As at 31 December 2006	26,796
Amortized during the year	22,066
As at 31 December 2007	48,862
Net book value:	
As at 31 December 2007	500,086
As at 31 December 2006	514,224

Amortization of goodwill is included in selling and administrative expenses in the income statement.

20. BANK OVERDRAFTS AND SHORT-TERM LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances of bank overdrafts and short-term loans from financial institutions as at 31 December 2007 and 2006 are as follows: -

(Unit: Million Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Bank overdrafts	68	984	20	77
Short-term loans from financial institutions	5,250	7,384	3,473	6,024
Total	5,318	8,368	3,493	6,101

These represent loans obtained from local and overseas financial institutions in both Baht currency and foreign currencies as follows:

(Unit: Million)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Baht	5,857	6,222	5,439	5,438
PHP	165	30	165	30
USD	4	10	-	2
NTD	400	249	400	249
INR	773	245	-	245

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of India, Taiwan, Philippines and SIBOR for foreign currency loans.

As at 31 December 2007, part of loans from banks, amounting to Baht 1,638 million (2006: Baht 807 million) are used to finance certain specific projects (project finance). The banks require the Company to assign or transfer the proceeds from the projects into the Company's accounts with those banks.

During the year 2006, the Company has a USD 4.1 million syndicate loan from a local bank, for which 60 percent of the amount is for the Company for the operations in ITD-Nawarat (L.L.C) (joint venture). This loan bears interest at London Interbank Offered Rate (LIBOR) plus 2.875 percent per annum. The principal amount of this loan is repayable in quarterly installments of a least USD 0.8 million each, with the first installment due in February 2007 and the loans are to be fully paid within February 2008. The loan is collateralized by the transfer of rights of claim over collections for work done under construction agreement of the project.

During the year 2006, the Company entered into an agreement with a local commercial bank granting a new loan amounting to Baht 3,299 million to make investment in a potash mine project. The loan is collateralized by the pledge of share certificates of the group of related companies.

During the year 2007, the Company reclassified loan for investment in Potash mining project from short-term loan to long-term loan as the specific condition indicates that the Company will have to settle full amount within 6 months from the date the subsidiary obtains mining concession. However, should the subsidiary not receive the approval for mining concession within 31 May 2008, the Company will have to repay Baht 165 million per quarter from August 2008.

As at 31 December 2007 and 2006, overdraft and short-term credit facilities of the Company have not yet been drawn down amounting to Baht 873 million and Baht 512 million, respectively.

21. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 31 December 2007 and 2006 are as follows:

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
IOT Joint Venture	-	-	14,650	11,975
I.C.C.T. Joint Venture	-	-	140,887	161,012
IN Joint Venture	-	-	28,020	7,485
Thai Maruken Co., Ltd.	-	-	75,364	19,117
ITO Joint Venture	-	-	5,085	5,759
Italthai Trevi Co., Ltd.	-	-	119,611	32,238
Siam Concrete and Brick Products Co., Ltd.	-	-	93,340	84,365
ITD - VIS Joint Venture	-	-	7,317	55,163
ITD Cementation India Limited	-	-	16,753	940
ITD-ITDCEM JV	-	-	118,164	-
Asian Steel Product Co., Ltd.	-	-	2,221	6,584
Thai Pride Cement Co., Ltd.	-	-	78,387	38,842
Nha Pralan Crushing Plant Co., Ltd.	-	-	997	3,105
Aquathai Co., Ltd.	-	-	75,232	14,246
Italthai Marine Co., Ltd	-	-	1,225	4,756
Others	-	-	2,213	7,368
Total	-	-	779,466	452,955
Associated companies				
MCRP Construction Corporation, Philippines	92,099	78,818	92,099	78,818
Bangkok Steel Wire Co., Ltd.	50,301	52,941	9,103	10,920
Thai Rent All Co., Ltd.	-	14,472	-	13,850
ATO-Asia Turnouts Ltd.	11,735	1,371	10,373	-
Total	154,135	147,602	111,575	103,588

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Related companies				
(Related by way of common directors)				
Takenaka Corporation	174,417	249,575	-	-
Obayashi Corporation	157,336	234,583	-	-
Italthai Industrial Co., Ltd.	131,133	119,308	57,964	82,465
Siam Steel Syndicate Co., Ltd.	63,498	192,231	63,394	45,163
Nishimatsu Construction	232,840	-	-	-
Italthai Engineering Co., Ltd.	131,976	83,098	127,758	78,083
Charoong Thai Wire & Cable Plc.	106,640	142,537	106,640	140,085
Penta-Ocean Construction Co., Ltd.	-	10,568	-	-
Nawarat Patanakarn Plc.	75,705	33,246	65,528	30,326
Toyo-Thai Corporation Ltd.	17,401	-	17,401	-
Thai Rent All Co., Ltd.	25,170	-	24,529	
Others	34,873	30,950	2,140	26,760
Total	1,150,989	1,096,096	465,354	402,882
Outstanding balances and portion of other participants in joint ventures				
IOT Joint Venture	8,790	7,185	-	-
I.C.C.T. Joint Venture	105,665	120,759	-	-
ITO Joint Venture	3,051	3,456	-	-
ITD - VIS Joint Venture	2,561	19,307	-	-
IN Joint Venture	13,730	3,668	-	-
ITD-ITDCEM JV	57,901	-	-	-
Others	473	587	-	-
Total	192,171	154,962	-	-
Trade accounts payable - related parties	1,497,295	1,398,660	1,356,395	959,425

22. SHORT - TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 31 December 2007 and 2006 are as follows:

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Related companies				
Nam Theun 2 Power Co., Ltd.	208,674	722,963	-	-
Obayashi Corporation	221,142	120,742	-	-
Nawarat Patanakarn Plc.	-	9,650	-	-
Saraburi Coal Co., Ltd.	20,000	100,000	-	-
Others	13	38	-	-
Total short - term loans and advances from related parties	449,829	953,393	-	-

Significant movements in the short - term loans and advances from related parties for the year ended 31 December 2007 are as follows:

(Unit: Thousand Baht)

	Balance	During the year		Balance
	2006	Increase	Decrease	2007
Related companies				
Nam Theun 2 Power Co., Ltd.	722,963	-	(514,289)	208,674
Obayashi Corporation	120,742	100,400	-	221,142
Nawarat Patanakarn Public Company Limited	9,650	-	(9,650)	-
Saraburi Coal Co., Ltd.	100,000	-	(80,000)	20,000
Others	38	-	(25)	13
Total	953,393	100,400	(603,964)	449,829

23. HIRE - PURCHASES PAYABLE

(Unit: Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Hire - purchases payable	882,924	1,025,200	833,787	1,004,832
Less : current portion	(385,188)	(403,522)	(363,526)	(396,799)
Net of current portion	497,736	621,678	470,261	608,033

The above hire - purchases payable are for machinery, equipment and vehicles leases with scheduled repayment terms of 2 - 8 years.

24. LONG - TERM LOANS

As at 31 December 2007 and 2006, the Company and its subsidiaries have outstanding long - term loans as follows:

(Unit: Million Baht)

	CONSOLIDATED		SEPARATE F/S	
	2007	2006	2007	2006
Long - term loans	7,564	2,840	6,104	1,246
Less : current portion	(1,690)	(869)	(1,149)	(527)
Net	5,874	1,971	4,955	719

Movements in the long - term loans during the year ended 31 December 2007 are summarized below:

(Unit: Million Baht)

	CONSOLIDATED	SEPARATE F/S
Balance as at 1 January 2007	2,841	1,245
Add : additional borrowings	2,490	2,243
Add : Reclassified	3,470	3,470
Less : Repayment	(1,279)	(895)
Less : Translation adjustment	41	41
Balance as at 31 December 2007	7,563	6,104

During the year, the Company reclassified loan for investment in Potash mining project from short-term loan to long-term loan as the specific condition indicates that the Company will have to settle full amount within 6 months from the date the subsidiary obtains mining concession. However, should the subsidiary not receive the approval for mining concession within 31 May 2008, the Company will have to repay Baht 165 million per quarter from August 2008.

Included in additional borrowings referred to above is long-term loan obtained from EXIM Bank of Baht 661 million. The assignment of collateral for this loan is expected to be concluded within the first quarter of 2008.

Parts of long - term loans are collateralized by pledged the deeds of hypothecation of certain machinery located overseas, and the mortgages of buildings and land of the Company and its subsidiaries with aggregate net book values of Baht 635 million as at 31 December 2007 (2006: Baht 582 million), as discussed in Note 18.

The loans of the Company and its subsidiaries bear interest at the rate of minimum loan rate (MLR).

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

As at 31 December 2007 and 2006, the long-term credit facilities of the Company have not yet been drawn down amounting to Baht 389 million and Baht 324 million, respectively.

25. DEBENTURES

On 20 September 2006, the Company scheduled the issue of debentures with a face value of Baht 1,000 each. These unsecured, registered, senior debentures, with a trustee, are classified into 2 types as follows:

(Unit : Baht)

					CONSOLIDATED AND SEPARATE F/S	
Debenture	Life	Date of issue	Maturity date	Interest rate	2007	2006
				(% p.a.)		
1	2 years	20 September 2006	20 September 2008	6.75	1,055,627	1,052,256
2	3 years	20 September 2006	20 September 2009	7.00	704,565	703,208
Total					1,760,192	1,755,464
Less : Current portion of debentures					(1,055,627)	-
Debentures - net of current portion					704,565	1,755,464

In addition, and debentures bear covenants relating to various matters such as the restriction for the decrease in share capital, the merger, the payment of dividend and limitation on creating new liabilities.

26. ALLOWANCE FOR LOSS ON CONSTRUCTION PROJECT

During year 2006, the Company assessed and revised its projections of the Koldam project in India because a delay in the project had resulted in a 2-year extension of the construction period. This caused a significant increase in cost of construction. The Company has recognized provision for loss on the construction project amounting to Baht 706 million in the income statement and Baht 696 million in balance sheet.

The Company believes that the delay which resulted in the loss is not the fault of the Company, and is currently negotiating with the contractor. Since there is uncertainly as to whether the cost will be recoverable, the Company has not recognized revenue.

27. DIVIDEND PAYMENT

Dividends of the Company which were declared in 2006 consist of the following:

(Unit: Baht)

	Approved by	Number of shares	Dividend per share	Total dividends
Final dividends on 2005 profit	Annual General Meeting of the shareholders on 30 Mach 2006	4,193,678,180	0.06	251,620,691
Total for the year 2006				251,620,691

28. RELATED PARTY TRANSACTIONS

During the year, the Company and its subsidiaries had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those companies, as follow:

	Transfer pricing policy
Turn-key construction service income	Cost plus margin
Construction service income, not including the procurements of materials	Cost or cost plus margin
Land rental income	Mutually agreed
Sales of equipment	Cost
Sales of investment	Market price
Purchases of construction materials	Approximate market price
Turn-key construction expenses	Cost plus margin
Hire of construction services, not including procurements of materials	Cost
Purchases of investment	Approximate net book value
Interest on loans	Mutually agreed rate

Below is a summary of those related party transactions during the years:-

(Unit: Million Baht)

	CONSOLIDATED		SEPARATE F/S	
	For the years ended 31 December			
	2007	2006	2007	2006
Transactions with subsidiaries and joint ventures				
(eliminated from consolidated financial statements)				
Construction services and other income	-	-	1,539	2,009
Sales of equipment	-	-	211	-
Purchases of construction materials and services	-	-	1,196	670
Purchases of equipment	-	-	41	12
Transactions with associated companies				
Construction services and other income	18	18	16	11
Purchases of construction materials and services	212	267	114	125
Transactions with related companies				
Construction services and other income	4,129	4,252	1,027	950
Land rental income	33	11	33	11
Sales of equipment	-	5	-	-
Sales of investment	-	22	-	22
Purchases of construction materials and services	1,462	1,255	866	956
Purchases of equipment	173	147	171	141
Purchases of investment	-	22	-	-

Furthermore, the Company also has significant transactions with its related parties in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheet.

Retentions receivable

As at 31 December 2005, the Company had outstanding retentions receivable of approximately Baht 403 million and USD 1.7 million with Bangkok Mass Transit System Public Company Limited, which is related company at that time, the Company that operates the skytrain. The Central Bankruptcy Court granted an order for reorganization of this Company on 7 July 2006 and appointed its planner on 21 August 2006. In mid-2006, negotiations by the Company and the special purpose vehicle on the sale of the receivable from and investment in the operator of the skytrain with a potential buyer were terminated and a deposit of Baht 110 million was returned. In late 2006, the Company sold the receivables to another buyer, and eventually recorded loss on sale of the receivables amounting to Baht 368 million in 2006.

Loan from directors

As at 31 December 2007, an indirect subsidiary company has loan from directors amounting to Baht 175 million which bear interest at the rate of MLR per annum.

29. INCOME TAX

No income tax is payable on the Company's net income for the years ended 31 December 2007 and 2006 as the Company can utilize tax losses carried forward from previous years.

Income tax for the branch in Taiwan has been calculated based on 25 percent of taxable income.

Income tax for the years ended 31 December 2007 and 2006 of subsidiaries and joint ventures in Thailand have been calculated at the rate of 30% on the net income after adding back certain expenses which are not allowable for tax computation purposes and deducting of tax losses brought forward from previous years.

Income tax presented in the consolidated financial statements is an income tax of the overseas branches and subsidiaries that have been calculated in accordance with accounting standard and/or tax law of those countries.

30. PROVIDENT FUND

The Company, subsidiaries, joint ventures and its employees have jointly established a provident fund in accordance with the Provident Fund Act B.E. 2530. Both employees and the Company contributed to the fund monthly at the rate of 2 - 5 percent of basic salary. The fund, which is managed by Finansa Asset Management Limited, will be paid to employees upon termination in accordance with the fund rules. During the years 2007 and 2006, the Company and its subsidiaries contributed Baht 29 million and Baht 24 million, respectively, to the fund (SEPARATE F/S: Baht 27 million and Baht 22 million, respectively).

31. COST OF CONSTRUCTION WORK

As at 31 December 2007 and 2006, construction costs of the Company, its subsidiaries and its proportionate interests in joint ventures, after adjustment to reflect gains or losses recognized for current construction projects, amounted to Baht 141,991 million and Baht 172,612 million, respectively (SEPARATE F/S: Baht 103,785 million and Baht 108,941 million, respectively).

32. STATUTORY RESERVE

Pursuant to Section 116 of the Public Limited Company Act B.E. 2535, the Company is required to set aside as a statutory reserve at least 5% of its net income after deducting accumulated deficit brought forward (if any) until the reserve reaches 10% of the registered capital. The statutory reserve is not available for dividend distributions.

During the year, the Company proposed appropriation for additional statutory reserve from net income of Baht 37 million to bring the reserve to 10 percent of the authorized share capital.

33. GUARANTEES

As at 31 December 2007 and 2006, the Company has outstanding guarantees of approximately Baht 21,701 million and Baht 18,935 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, its subsidiaries, and its joint ventures.

As at 31 December 2007 and 2006, the Company had outstanding guarantees of approximately Baht 8,870 million and Baht 8,745 million, respectively, issued to financial institutions and its ventures to collateralize credit facilities granted by those financial institutions and joint venture partners to subsidiaries, associated, related companies and joint ventures. The Company issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Italthai Marine Co., Ltd., Aquathai Co., Ltd., Sarithorn Co., Ltd, ITD Cementation India Limited, and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

34. COMMITMENT

34.1 Under the Company's rehabilitation plan, executed in 2002, the plan administrator, ITD Planner Company Limited, arranged for the establishment of a Special Purpose Vehicle (SPV) under Thai Laws. This SPV was established as a private company, with a registered share capital of Baht 0.1 million, consisting of 19,000 ordinary shares of Baht 5 each and 1,000 preference shares of Baht 5 each. The plan administrator novated debt to the SPV through allocation of these ordinary shares to the creditors in proportion to the amount of debt novated, while the preference shares will be allocated to the Company's directors. Those creditors comprise unsecured financial creditors under the master rescheduling agreement, and debts to unsecured debenture holders amounting to Baht 3,604 million. The Company has transferred its non-core assets to the SPV in exchange for the SPV to

assume the debt obligations of the Company. It has to complete the sale of the non-core assets within 30 June 2007. Under the stipulations of the rehabilitation plan, there are no interest charges on the novated debt until 30 June 2007. If all of the non-core assets have not been sold off by 30 June 2007, and not all debts have been settled, the SPV has to pay off all outstanding debt on 1 July 2007. However, if all of the non-core assets have been sold off by 30 June 2007, but not all debts have been settled, the SPV will repay the outstanding portion of the novated debt in five equal installments, on 30 June and 30 December of each year, from 30 June 2008 to 30 June 2010, with interest on the remaining debt at the rate of average interest rate of MLR quoted two business days before the first day of the relevant interest period by Siam Commercial Bank Plc, Bangkok Bank Plc and Krung Thai Bank Plc minus 3% per annum, commencing 1 July 2007. Interest will be paid on the same dates as principal repayment, from 30 June 2008, onwards. Under the facility agreement between the Company and the SPV, the Company is obliged to extend loans to the SPV in amounts equal to the principal and interest which have to be paid to the creditors in the manner discussed above. As at 31 December 2007, the outstanding balance of loans amounted to Baht 1,532 million.

As the Company has obligations to provide loans to the special purpose vehicle discussed above, based on the principals of conservatism, Baht 229 million by which the transfer price under the rehabilitation plan exceeds the net book value of the non-core assets, which the Company has transferred to the special purpose vehicle as mention above, is not recognized as a gain in the income statement but is recorded as "Deferred gain from transfer of assets to special purpose vehicle" in the balance sheet.

On June 2007, SPV sold assets and received cash of Baht 195 million and settled its debts with creditors of Baht 199 million. Those assets were sold to the Company at Baht 100 million while the appraisal value made by independent appraiser is Baht 307 million. Such transaction was approved at the shareholder meeting of SPV on 26 April 2007.

34.2 As at 31 December 2007, the Company and joint ventures had the outstanding commitments with major subcontractors, classified by currencies, as follows:

(Unit: Million Baht)

	Baht equivalent
	CONSOLIDATED
Currency	
Baht	1,984.7
NTD	3,541.5
USD	333.7
INR	2,577.4
YEN	21.0

34.3 As at 31 December 2007, the Company, its subsidiaries and its joint ventures had the following outstanding commitments as proportion of the Company in respect of purchases of materials, machinery and software and related services:

(Unit: Million Baht)

	Baht equivalent	
	CONSOLIDATED	SEPARATE F/S
Currency		
Baht	571.2	571.1
EUR	746.8	746.8
USD	227.5	227.5
INR	298.7	12.6
NTD	1.7	-
SEK	8.6	-
DKK	5.7	-
NOK	4.0	-

34.4 As at 31 December 2007, the Company had outstanding commitment of Baht 37 million and USD 64 million in respect of uncalled portion of investments in two associated companies and a related company.

34.5 As at 31 December 2007, the Company had outstanding commitment of Baht 103 million in respect of uncalled portion of investments in three subsidiary companies.

35. CONTINGENT LIABILITIES

a) During the year 1997, the Company and seven other parties were jointly sued for compensation totaling approximately Baht 655 million. On 30 December 2005, the Court of First Instance ordered the defendant to pay of damages, amounting to Baht 440 million, plus interest at the rate of 7.5 percent per annum from 11 June 1992 to the payment date. On 17 March 2006, the Company submitted an appeal and a petition to stay execution of the order of the Court - Chonburi Province. Copies of the appeal and the petition are currently being submitted to the plaintiff and the outcome of the case is not yet known. The Company believes that there will be no damage from such case. The Company does not set up any provision in its accounts.

b) On 7 March 2003, a court case was brought against a subsidiary company claiming for compensation totaling approximately Baht 125.8 million for alleged negligence in driving sheet piles on top of pipelines belonging to a third party company, resulting in damage to its property. On 22 September 2006, the Court of First Instance ordered the subsidiary to pay damages amounting to Baht 90.1 million together with fees. On 20 December 2006, the subsidiary submitted an appeal and a petition to stay execution of the order of the Civil Court. Copies of the appeal and the petition are currently being submitted to the plaintiff and the outcome of the case is not yet known. The management of the subsidiary believes that the subsidiary will be no damage from such case. The Company does not set up any provision in its accounts.

c) Since 2000, certain customers of the Company have taken legal actions against the Company for breach of service agreements, claiming compensation totaling approximately Baht 86 million (2006: Baht 85 million). The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

36. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the years ended 31 December 2007 and 2006 are mainly engaged in a single industry segment, turn - key construction services, and are conducted in the following geographical segments.

(Unit: Million Baht)

CONSOLIDATED

	Local		Overseas		Total		Elimination		Grand total	
	For the years ended 31 December 2007 and 2006									
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Revenues from construction work	31,110	30,063	16,373	11,320	47,483	41,383	(1,860)	(1,566)	45,623	39,817
Segment operating income (loss)	2,772	1,878	399	(538)	3,171	1,340	-	-	3,171	1,340
Unallocated income (expenses):										
Loss on exchange									(165)	(117)
Other income									889	641
Administrative expenses									(1,339)	(1,441)
Reversal of allowance (allowance) for doubtful accounts									42	(229)
Reversal of allowance for impairment of investments									-	63
Loss on impairment of investments									(24)	(32)
Loss on contingent liabilities									(31)	(939)
Share of profit (loss) from investments accounted for by equity method									(7)	8
Loss on sales of receivables									-	(368)
Interest expense									(1,299)	(956)
Income tax									(163)	(68)
Minority interests in net income									(64)	(48)
Net income (loss) for the year									1,010	(2,146)

(Unit: Million Baht)

As at 31 December 2007 and 2006

	Local		Overseas		Total		Elimination		Grand total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Property, plant and equipment - net	12,422	13,153	2,569	2,045	14,991	15,198	16	42	15,007	15,240
Other assets	34,860	35,076	13,785	10,008	48,645	45,084	(10,667)	(9,671)	37,978	35,413
Total assets	47,282	48,229	16,354	12,053	63,636	60,282	(10,651)	(9,629)	52,985	50,653

37. FINANCIAL INSTRUMENTS

37.1 Financial risk management

The Company's financial instruments, as defined under Thai Accounting Standard No. 48 "Financial Instruments: Disclosure and Presentations", principally comprise cash and cash at banks, pledged deposits at banks, trade accounts receivable, loans, investments, bank overdrafts and short-term loans from financial institutions, loans, hire purchase payables, debentures and long-term loans. The financial risks associated with these financial instruments and how they are managed is described below.

Credit risk

The Company is exposed to credit risk primarily with respect to trade accounts receivable, loans, and other receivables. The Company manages the risk by adopting appropriate credit control policies and procedures and therefore does not expect to incur material financial losses. In addition, the Company does not have high concentration of credit risk since it has a large customer base. The maximum exposure to credit risk is limited to the carrying amounts of receivables, loans, and other receivables as stated in the balance sheet.

Interest rate risk

The Company's exposure to interest rate risk relates primarily to its cash at banks, bank overdrafts and short-term loans from financial institutions, short-term loans, hire purchase payables debentures and long-term borrowings. However, since most of the Company's financial assets and liabilities bear floating interest rates or fixed interest rates which are close to the market rate, the interest rate risk is expected to be minimal.

Foreign currency risk

The Company's exposure to foreign currency risk arises mainly from trading transactions and borrowings that are denominated in foreign currencies. The Company seeks to reduce this risk by entering into forward exchange contracts when it considers appropriate. Generally, the forward contracts mature within one year.

The balances of financial assets and liabilities denominated in foreign currencies as at 31 December 2007 are summarized below.

Foreign currency	Financial assets	Financial liabilities	Average exchange rate as at 31 December 2007
	(Million)	(Million)	(Baht per 1 foreign currency unit)
USD	22.1	1.4	33.7673
JPY	94.3	1,090.5	0.2974
VND	741.1	31.9	0.0021

Forward exchange contracts which remained outstanding on 31 December 2007 are summarized below:

Currency	Balance (Million)	Forward contract exchange rate
JPY (buy)	252.4	0.2932
EUR (buy)	0.4	50.9400

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 31 December 2007 which were unhedged.

	CONSOLIDATED (Net)				
	EUR million	USD million	JPY Million	SGD Million	VND Million
Assets in foreign currency	-	23.5	761.7	0.5	741.1
Trade accounts payable	86.3	67.5	42.7	0.5	-
Trade accounts payable - related parties	-	0.9	1,106.4	-	-
Hire - purchase payables	-	-	1,088.9	-	-
Advances received from customers under construction contracts	-	-	34.0	-	31.9
Retention payable	0.2	-	10.6	-	-
Loan from financial institutions	-	0.6	-	-	-

	SEPARATE F/S (Net)				
	EUR million	USD Million	JPY million	SGD Million	VND Million
Assets in foreign currency	-	22.1	94.3	-	741.1
Hire - purchase payables	-	-	1,088.9	-	-
Trade accounts payable - related companies	-	0.9	-	-	-
Advances received from customers under construction contracts	-	-	1.6	-	31.9
Loan from financial institutions	-	0.5	-	-	-

The Group will earn future revenues in foreign currencies in an amount of approximately USD 318 million, INR 32,638 million, PHP 726 million, NTD 2,770 million and JPY 293 million.

In addition, the Group's is exposed to foreign currency risk with respect to its investments in subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

37.2 Fair values of financial instruments

Since the majority of the Company's financial instruments are short-term in nature or bear floating interest rates, their fair value is not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.

38. ACQUISITION OF INVESTMENT

On 6 June 2007, the Company invested in ordinary shares of Italian - Thai Land Co., Ltd., Khun Ka Palang Thai Co., Ltd., Palit Palang Ngan Co., Ltd. and Palang Thai Kaowna Co., Ltd. which were purchased from Special Purpose Vehicle (SPV).

The book value of assets and liabilities acquired at the acquisition date are summarized below:

(Unit : Thousand Baht)

	Italian - Thailand Co., Ltd.	Khun Ka Palang Thai Co., Ltd.	Palit Palang Ngan Co., Ltd.	Palang Thai Kaowna Co., Ltd.	Total
Cash and cash equivalents	3	158	46	41	248
Land	70,429	39,215	36,634	49,487	195,765
Other current assets	-	108	50	-	158
Trade accounts payable	(8,783)	-	-	-	(8,783)
Short term loan from related parties	(329,927)	(456,097)	(92,533)	(120,659)	(999,216)
Accrued expenses	(224,461)	-	-	-	(224,461)
Other current liabilities	(30)	(30)	(48)	(170)	(278)
Book value of net assets	(492,769)	(416,646)	(55,851)	(71,301)	(1,036,567)
Portion holding	99.99	61.48	61.48	74.93	
Net cash outflow on acquisition of subsidiaries	50	50	50	50	200

The book value of assets and liabilities approximately their fair value, except the fair value of land which is approximately Baht 317 million. The Company, however, has not recognized the difference in land values because of the fluctuation in current economic condition may have some effect to such land values.

39. DIRECTOR'S REMUNERATION

Directors' remuneration represents the benefits paid to the Company's directors in accordance with section 90 of the Public Companies Act, exclusive of salaries and related benefits payable to executive directors. The directors' remuneration has been approved at the Company Annual General Meeting.

40. RECLASSIFICATION OF FINANCIAL STATEMENTS

Certain amounts in the financial statements issued in the previous year, as presented herein for comparative purpose, have been reclassified to conform with the current year classification, with no effect on previously reported net income or shareholders' equity.

41. OTHERS

On 17 January 2007, the National Assets Examination Committee (NAEC) issued an order appointing an inspection subcommittee to investigate the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport. Subsequently on 14 February 2007, the Company and a joint venture received the accusation letter from the NAEC to give the full cooperation with the investigation committee. However, there was an unofficial disclosure from the investigation subcommittee that cracks on the runways and taxiways at Suvarnabhumi Airport was caused by the higher level of underground water, not caused by the poor performance of the construction.

The Company's management believes that the cracks on the runways and taxiways are not the fault from the poor performance of the construction undertaken by the Joint Ventures. Therefore, no provision is required in the accounts.

A subsidiary company obtained the notice to change an electric cable in accordance with agreement with Government Enterprise. The Company management does not expect incur the significant loss.

42. SUBSEQUENT EVENT

At Extraordinary General Meeting of Shareholders No. 1/2008 held on 14 January 2008, the shareholders approved the issuance and offer of convertible debentures of the Company not more than USD 200,000,000 or an equivalent amount in any other currency, with maturity not exceeding 7 years from the date of issuance. A unit of convertible debenture can be converted to ordinary shares based on the par value of debenture divided by the convertible price of debenture. The conversion price shall be considered by Board of Directors or any persons assigned by Directors. However, the conversion price should not be less than the market price based on the average closing price of the Company's shares in Stock Exchange of Thailand for 15 days before the date of conducting of the bookbuild for the convertible debentures. The shareholders approve an increase of the Company's registered capital by Baht 728,000,000 from the existing registered capital of Baht 4,193,678,180 to Baht 4,921,678,180 by issuing 728,000,000 ordinary shares at the par value of Baht 1 per share to reserve for the conversion of the convertible debentures.

On 23 January 2008, Italian-Thai Power Co., Ltd., which ITD holds 99.99%, entered into the MOU with the Electricity Generating Public Company Limited and Ratchaburi Electricity Generating Holding Public Company Limited to conduct the study for investment in the 3,660 MW Koh Kong Power Project in Koh Kong Province, Cambodia. The shareholding structure has been preliminary agreed that the Electricity Generating Public Company Limited and Ratchaburi Electricity Generating Holding Public Company Limited will hold 70% and Italian-Thai Power Co., Ltd. will hold 30% of this project.

43. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorized by the Company's authorized director on 29 February 2008.

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	ITD announces resolutions made by shareholders
Date/Time	15 Jan 2008 09:27:00

ITD Announces Resolutions Made by Shareholders.
Italian - Thai Development Public Company Limited (ITD) announced resolutions made by Extraordinary General Meeting of Shareholders No. 1/2008 held on January 14 , 2008 at 2.35 p.m. at the head office's conference room on 37th floor. At the beginning of the Meeting 251 shareholders attended the Meeting with 2,595,808,202 shares in aggregate which was equal to 61.90 % and thus constitutes quorum, the meeting has resolved as follows;

1. To certify the minutes of the Annual General Meeting of Shareholders No. 1/2007 held on April 30, 2007,
Be certified by majority votes as follows :
Approved 2,397,367,102 votes or 92.36 %. Disapproved 1,241,100 Votes or 0.04 %. Abstained 197,200,000 Votes or 7.60 %.

2. To approve the issuance and offer of convertible debentures of the Company Not more than US$ 200,000,000 (Two hundred million US Dollar) or an equivalent amount in any other currency.
Preliminary details are as follows:

Type : All types of named convertible debentures
which can be
converted into ordinary shares.

Numbers of convertible : Not more than US$ 200,000,000 (Two hundred
million US
debentures Dollar) or an equivalent amount in any other
currency.

Maturity period : Not exceeding seven years from the date of
issuance.

Exercise period : The period after 40 days (or other period as
determined by
the Board of Directors) as from the date of
issuance of
convertible debentures up to the end of
conversion period.

End of exercise period : 7 business days before the redemption date.

Exercise ratio and : A unit of convertible debenture can be
converted into
conversion price newly-issued ordinary shares in a number
equaling the par
value of convertible debenture divided by the
conversion
price of convertible debenture. The conversion
price for a
newly-issue ordinary share shall be considered
by the
Board of Directors or any person assigned by
the Board of
Directors. In this regard, the conversion
price shall not be
less than the market price based on the volume
weighted
average closing price of the Company's shares
on the
Stock Exchange of Thailand for the 15 days
prior to the

date of conducting of the Bookbuild for the
issuance of
convertible debentures.

Number of ordinary : Not exceeding 728,000,000 (Seven hundred
twenty-eight
shares issued to million) shares which is equaling to not
exceeding 17.36
accommodate the percent of paid up capital of the company as
at 2 January
conversion 2008.

1

Allocation method : Convertible debentures will be offered,
domestically and
internationally, to the public and/or
specific investors
and/or institutional investors or investors
having special
characteristic under relevant notification
issued by the
Securities and Exchange Commission. The
convertible
debentures may be offered once or several
times.

Effect on shareholders : In the case that the shareholder exercises
the conversion
right to convert all convertible debentures,
the voting right
of such shareholder will decrease by not more
than
approximately 14.79 percent of paid-up
registered capital
after capital increase.

It is expected that any effect on earnings
per share will
occur in an initial period only. However,
according to the
current growth of economy of the Company, the
Company
expects that the earnings per share will
increase to
compensate the shareholder for any a
long-term effects.
However, the effect on earnings per share
cannot be
determined as the company was loss last year.

Price dilution effect - because the Company
offers the
conversion price at the rate higher or equal
to a current
market price, therefore, the effect on the
current market
price of shares may not be occurred

Redemption prior to the : Holders of convertible debentures have the
right or have
maturity period no right to request redemption of convertible
shares prior
to the maturity period, and the Company may
have or may
not have right to redeem the convertible
debentures prior
to the maturity period provided that it shall
be in
accordance with the terms and conditions of the
convertible debentures to be issued on each
occasion.

Circumstances notification requiring issuance of Commission in new shares to reserve newly issued for conversion of the Company's convertible debentures : Any circumstance as specified in the relevant issued by the Securities and Exchange relation to the issuance and offering of debentures.

The Board of Directors and/or any person assigned by the Board of Directors shall have the power to consider and determine and change details and other conditions relating to issuance of the convertible debentures such as type of convertible debentures, the number of convertible debentures to be issued and offered on each occasion (if such convertible debentures are offered more than one series), maturity period, interest calculation and payment method,

2

exercise period, and the date determined for bookbuild calculation, the end of exercise period or circumstance requiring issuance of new shares, etc. This includes negotiation, agreement and execution of related documents and contracts as well as taking any action necessary, proper and relating to the convertible bonds and listing ordinary shares from the conversion on the Stock Exchange of Singapore or other Stock Exchange and listing ordinary shares from conversion on the Stock Exchange of Thailand.

Be approved by more than 75% of the total votes represented by the shareholders attending the meeting and having the voting rights as follows :
Approved 2,361,208,012 Votes or 90.96 %. Disapproved 29,231,650 Votes or 1.13%. Abstained 205,368,540 Votes or 7.91 %.

3. To approve an increase of the Company's registered capital of the Company by Baht 728,000,000 (Seven hundred twenty-eight million) from the existing registered capital of Baht 4,193,678,180 (Four thousand One hundred ninety-three million six hundred seventy-eight thousand one hundred and eighty Baht) to Baht 4,921,678,180 (Four thousand nine hundred twenty-one million six hundred seventy-eight thousand one hundred and eighty Baht)by issuing 728,000,000 (Seven hundred twenty-eight million) ordinary shares at the par value of Baht 1 per share.

Be approved by more than 75% of the total votes represented by the shareholders attending the meeting and having the voting rights as follows :
Approved 2,361,220,822 Votes or 90.96 %. Disapproved 29,218,840 Votes or 1.13 %. Abstained 205,368,540 Votes or 7.91 %.

4. To approve an amendment of Clause 4. of the Memorandum of Association of the Company to be in line with the increase of the registered capital of the Company.
By using the following statement.

"Clause 4.The registered capital of Baht 4,921,678,180 (Four thousand nine hundred twenty-one million six hundred seventy-eight thousand one hundred and eighty

Baht) is divided
into 4,921,678,180 (Four thousand nine hundred twenty-one million six hundred seventy-eight
thousand one hundred and eighty) shares at the par value of 1 Baht (Baht One) per share
which consists of 4,921,678,180 (Four thousand nine hundred twenty-one million six hundred
seventy-eight thousand one hundred and eighty) shares ordinary shares and - preferred
shares.

Be approved by more than 75% of the total votes represented by the shareholders
attending the meeting and having the voting rights as follows :
Approved 2,390,470,062 Votes or 92.09 %. Abstained 205,338,140 Votes or 7.91 %.

5. To approve the allocation of 728,000,000 newly issued ordinary shares at the par value of
Baht 1 per share as per details below :

Not more than 728,000,000 (Seven hundred twenty-eight million) newly issued ordinary
shares in whole or in part will be reserved for the conversion of the convertible debentures, in
an aggregated number of not more than 728,000,000 (Seven hundred twenty-eight million)
shares.
The Board of Directors and/or any person assigned by the Board of Directors shall have
the power to consider and determine details and other relating conditions such as the number of
ordinary shares to be issued and offered on each occasion, price, subscription period, payment,

3

as well as to sign related documents, take any action necessary, proper and relating to the
ordinary shares for capital increase, provide information and submit documents and evidence to
the Office of Securities and Exchange Commission, the Stock Exchange of Thailand, the
Ministry of Commerce and any other relevant agency and assign Ms. Preawphan Vatayanont ,
Assistant to Vice President (Corporate Service Division) to be a person who sign on all
pages of any documents filed by the Company to the Securities and Exchange Commission and
other relevant agency, for example application for offering of newly issued debentures or the
Registration Statement and draft of prospectus of the Company.

Be approved by majority votes as follows :
Approved 2,397,388,302 Votes or 92.36 %. Abstained 198,419,900 Votes or 7.64 %.

Please be informed accordingly.

Yours sincerely,
Mrs. Nijaporn Charanachitta
Senior Executive Vice President

4

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	Signed MOU with EGCO and RATCH (Revised)
Date/Time	30 Jan 2008 18:36:00

Translation

Subject Signed MOU

Italian-Thai Development Public Company Limited ("ITD") is pleased to inform SET that on 23rd January 2008, Italian-Thai Power Co.,Ltd., which ITD holds 99.99%,signed the MOU with the Electricity Generating Public Company Limited and Ratchaburi Electricity Generating Holding Public Company Limited to conduct the study for investment in the 3,660 MW Koh Kong Power Project in Koh Kong Province, Cambodia. The shareholding structure has been preliminary agreed that the Electricity Generating Public Company Limited and Ratchaburi Electricity Generating Holding Public Company Limited will hold 70% and Italian-Thai Power Co.,Ltd. will hold 30% of this project.

Currently, we are in the process of negotiating the power sale in details with the Electricity Generating Authority of Thailand (EGAT).

Please be informed accordingly.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	Signed Contracts 2 Project
Date/Time	04 Feb 2008 08:48:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that in January 2008 the Company signed two contracts as follows : -

Name of Project	Client	Contract Value (Including VAT)
1. The construction of the Iris Condominium (Phra Ram IX - Sri Nakarin Road)	IRIS Group Co.,Ltd.	Baht 719.10 M.

Signing Date : Jan 31, 2008
Period of work :19 months

2. The construction of a road including relocation all related facilities, for the Bangkok Government Complex.	Dhanarak Asset Development Co.,Ltd.	Baht 180.00 M.

Signing Date : Jan 30, 2008
Period of work : 280 days

The details of each of the works are as follows:-

1. The construction of the Iris Condominium (Phra Ram IX - Sri Nakarin Road)

Description of the works: Construction of an 8 storey Condominium, comprising of 8 Buildings with a total of 1,152 units, including electrical works, plumbing works, sanitary work, lifts and fire protection works.

2. The construction of a road, including relocation of all related facilities, for the Bangkok Government Complex.

Description of the works: Site clearance, construction of a reinforced concrete road,a Maintenance Building, and relocatation of all facilities.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	Report on Investments in 2007
Date/Time	05 Feb 2008 09:16:00

Translation

Subject: Report on Investments in 2007

To: The President
The Stock Exchange of Thailand

Italian-Thai Development PCL would like to report on the investments in 2007 as follows;

1. Saraburi Construction Technology Co.,Ltd. ("Saraburi Construction")

ITD holds 99.93% of the shares in Saraburi Construction, registered on 29th June 2007,with Baht 1 million of registered capital.
The businesses of this company are manufacturing, selling, and installation service of concrete slabs and pre-cast concrete.
The directors of this company include
1. Mrs. Nijaporn Charanachitta 2. Mr. Premchai Karnasuta
3. Mr.Tawatchai Suthiprapha 4. Mr. Jatuporn Chootapha

2. Italian-Thai Power Co., Ltd. ("Italian-Thai Power ")
ITD holds 99.99% of the shares in Italian-Thai Power, registered on 2nd August 2007, with Baht 100 million of registered capital.

The business of this company is electricity generation and sales in Cambodia.

The directors of this company include;
1. Mr. Premchai Karnasuta 2. Mrs. Nijaporn Charanachitta
3. Mr. Yuthachai Charanachitta 4. Mr. Peeti Karnasuta
5. Mr. Piyachai Karnasuta

Italian-Thai Power holds 93% of the shares in Koh Kong Power Light Co., Ltd, registered in 11th December 2007, with Riel 4 million (Baht 33,200), to operate the business in electricity generation and sales in Cambodia.
The list of major shareholders is:

No.	Name	Investment Portion
1	Italian-Thai Development Public Co., Ltd.	93.00%
2	Mrs. Jarucha Triratanachat	7.00%

The directors of Koh Kong Power Light Co., Ltd. include;

1. Mr. Premchai Karnasuta 2. Mrs. Nijaporn Charanachitta
3. Mr. Pathai Chakornbundit 4. Mr. Worawit Khamkanist

3. Thai Contractors Asset Co.,Ltd. ("Thai Contractors Asset")
ITD holds 15% of the shares in Thai Contractors Asset, registered in 17th October 2007,with Baht 500 million of registered capital.
Thai Contractors Asset owns a residential project in Wireless Road. This project is worth Baht 1,500 million with a 33 year lease duration.

The list of major shareholders is:

No.	Name	Investment Portion
1	Sakdi Sin Prasit Co., Ltd.	40.40%
2	Amari Co.,Ltd	20.00%
3	Italian-Thai Development Public Co., Ltd.	15.00%
4	Other Companies	24.60%

The directors of this company include;
1. Mr. Premchai Karnasuta 2. Mrs. Nijaporn Charanachitta
3. Mr. Yuthachai Charanachitta 4. Mr. Polpath Karnasuta
5. Mr. Charoon Chanjamrusseang

4. Sino Lao Aluminum Corporation Limited (SLACO) ("Sino Lao")

ITD holds 33% of the shares in Sino Lao, registered in 3rd September 2007, with USD 20 million (Baht 660 million) registered capital.

The businesses of this company are exploration, excavation, and smelting and refining of of the aluminium ore and the construction of a hydro-electric power generating dam. This company will commence its business after it is granted permission from Laos PDR authorities.

The list of major shareholders is:

No.	Name	Investment Portion
1	Lao Service Incorporation Co., Ltd.	34.00%
2	Italian-Thai Development Public Co., Ltd.	33.00%
3	Rouy Chai International Investment (Group) Co., Ltd.	33.00%

The directors of this company include;
1. Dr. Charnchai Roayrungruang
2. Mr. Premchai Karnasuta
3. Mr. Xayxana Samingvongsa
4. Mrs. Nijaporn Charanachitta
5. Mr. Pan Jun
6. Mr. Prayote Chinpinyokul
7. Mr. Zheng Gang
8. Mr. Keawpa Samingvongsa
9. Mr. Hnuhak Chanthalasri
10. Mr. Pinid Khowto
11. Mr. Thanin Bumrungsap

Please be informed accordingly.

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	Operating Result
Date/Time	04 Mar 2008 17:56:00

Translation
With reference to the Company's Financial Statements for the period ending 31st December 2007 submitted to the SET by our letter No. CSD 012/2007 dated 29th February 2008. The Company's net income of 2007 was Baht 1,010.73 million. This was an increase from the same period of the previous year of Baht 3,156.28 million
or 147.11%.

The Company wishes to explain the reasons contributing to the profits more than 20% as follows:

1. The Company's gross profit of 2007 was Baht 3,183.30 million which increased from the same period of the previous year by Baht 1,136.59 million or 55.53%. The main reasons for the increase were due to the increase of profit from the increase of construction projects and some loss projects in 2006 did not continue to loss in 2007 such as Kol Dam Hydro-electric power project and Phulay Beach resort project as incurred in 2006. The gross profit in some subsidiaries, associated companies and joint ventures increased such as ITD Cementation India Ltd., Thai Maruken Co., Ltd., Italthai Marine Ltd. and IOT Joint Venture.

2. In 2007, the Company had no provision for loss on construction project of Kol Dam Hydro-electric power project in India Baht 706.28 million as in 2006.

3. According to the Company set full allowance on contingent liabilities for the principal to the creditors of the special purpose vehicle which the Company was obliged to pay to the special purpose vehicle of Baht 938.55 million in 2006, the Company set additional allowance for the accrued interest of such principal Baht 30.89 million in 2007.

4. In 2007, the Company had no loss on sale of receivables Baht 368.32 million as in 2006.

The Company would like to report on the effect of the change in accounting policy for investment in subsidiaries as follows:

Effective from 1st January 2007, the Company changed its accounting policy regarding investment in subsidiaries so that the separate financial statement, which formerly reported investment using the equity method, now reports using the cost method. This is to comply with Thai Accounting Standard No.44 . Thus the Company restated its financial statement by using the historical cost as the cost of the investment in subsidiaries of the separate financial statement. This adjustment caused the net income on the separate financial statement to differ from that reported in the consolidated financial statement. The Company had a net income of Baht 1,010.73 million for 2007 , according to the consolidated financial statement.

However, the separate financial statement over the same period showed a net income of Baht 1,260.12 million. Therefore, the Company would like to clarify with the additional information as follows:

1. After restating, the net income on the separate financial statement of 2007 and 2006 net income increased by Baht 249.39 million and net loss decreased by Baht 189.10 million respectively (profit increased by Baht 0.05 per share and loss decreased by Baht 0.04 per share respectively). This is because the separate financial statement did not include share of profit and loss from investment in subsidiaries, associated companies and joint ventures.

2. The effect from the restating of the items on the separate financial statement of 2007, such as investment in subsidiaries, associated companies

and joint ventures and the retained earnings on the balance sheets, which caused the beginning of the period of the retained earnings to decrease by Baht 1,045.63 million. The cumulative effect of the accounting policy has been presented in the statement of changes in shareholders equity and in the note to the financial statements No.4.

The change of accounting policy affects only the investment in subsidiaries, associated companies and joint ventures accounts in the separate financial statement. It did not have any effect on the consolidated financial statements or business fundamentals.

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	ITD
Source	ITD
Headline	Audited Yearly F/S And Consolidated F/S (F45-3)
Date/Time	29 Feb 2008 20:26:00

(Audited Yearly F/S and Consolidated F/S (F45-3))
Reports: Audited yearly and consolidated statements as follows.
Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Audited
(In thousands)
Ending 31 December

The Consolidated Financial Statement

Year	For year 2007	2006
Net profit (loss)	1,010,734	(2,145,542)
EPS (baht)	0.24	(0.51)

The Company Financial Statement

Year	For year 2007	2006
Net profit (loss)	1,260,120	(1,956,442)
EPS (baht)	0.30	(0.47)

Auditors Opinion:
Qualified Opinion with an emphasis of matters

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ___________________________
(Mrs.Nijaporn Charanachitta)
Position Senior Executive Vice President

Authorized to sign on behalf of the company

END